Broadwing

Aels
P.E 12/31/01



2001 ANNUAL REPORT

REVENUE AS REPORTED

numbers in millions



EBITDA AS REPORTED

numbers in millions



HOW DO WE DEFINE SUCCESS?

In light of radical shifts in the economy and our industry, the telecom space has seen a tremendous shakeout. This is a time when only the fittest can carry on. So what did Broadwing do in 2001?

Took decisive **actions** to weather the storms. Intensified customer **focus** and grew the customer base. Delivered **value** and unprecedented **service**. Finished building an outstanding **network**. Brought disruptive technology and services to market with a **passion**. Managed costs and **diversified** revenue streams. Gained **momentum** and drove **results**. Built a **brand** from the ground up. And **grew** the business. That's Broadwing.

Fitness in the current environment is determined by many factors, and there are many ways of measuring success. These are the ones that give the best indication of Broadwing's strength and progress against our vision.

Broadwing Inc. is a diversified telecommunications services company with principal businesses in four industry segments: Broadband, Local, Wireless and Other. It is an industry leader as the world's first intelligent, all-optical, switched network provider and offers businesses nationwide a competitive advantage by providing data, voice and Internet solutions that are flexible, reliable and innovative on its 18,500-mile optical network and its award-winning IP backbone. Local service subsidiary Cincinnati Bell serves customers in Ohio, Kentucky and Indiana, and is one of the nation's most respected and best performing local exchange and wireless providers with a legacy of unparalleled customer service excellence and financial strength. Broadwing Inc. is headquartered in Cincinnati, Ohio. Its common shares trade on the New York Stock Exchange and the Cincinnati Stock Exchange.

CONTENTS

HOW DO WE DEFINE SUCCESS?

KEY MEASURE 1: Talking straight and delivering on our promises

RICK ELLENBERGER
President, Chief Executive
Officer and Chairman-Elect



LETTER TO SHAREHOLDERS
KEEPING TRUE TO OUR VISION

Over the course of 2001, our industry experienced unprecedented upheaval. With a weakening economy, the collapse of many emerging internet companies and erosion of demand for bandwidth, the telecom space was beset by a perfect storm of events that left no company unaffected. In light of the current environment, the questions arise, how should a company's performance be gauged and what are the measures that matter and can point to strength and opportunity for the future?

We are building Broadwing for the long term. What makes the difference – especially in difficult times – is how flexible and strong our company is and how deep our relationships are with our customers. Measured by these standards, Broadwing measures up.

Moreover, Broadwing grew revenue 15 percent, improved EBITDA 26 percent and decreased capital spending by 23 percent, in spite of the challenging economic and industry circumstances.

We sharpened our customer focus, expanded customer relationships and gained traction in new markets – especially in the very promising enterprise market. We increased market penetration, revenue and profitability across all lines of business, while simultaneously driving down costs. And we made measurable progress toward achieving our vision, accomplishing what we set out to do when we created Broadwing only two-and-a-half years ago.

We completed the build-out of the infrastructure needed to drive our business – the industry's first all-optical switched network covering 18,500 miles and connecting 130 of the top 150 cities. We finished the expansion of our wireless footprint north into the Dayton, Ohio, market. We leveraged these assets into a broad set of data, internet and voice products and services. We established a nationwide sales distribution capability led by talented, experienced sales professionals.

Most importantly, we continued to listen to the expectations of our customers – then focused on exceeding those expectations at every opportunity. The results speak for themselves – in 2001, Cincinnati Bell earned the prestigious J.D. Power and Associates awards for customer satisfaction in both local and long distance service, simultaneously.

DECISIVE MEASURES As economic and industry conditions began to change, we took quick and decisive actions to align our resources and cost structure against the new market realities. In 30 days, we restructured the entire business to heighten customer focus and move decision-making closer to our customers. We reduced our workforce by 15 percent – always a painful task – and removed layers of management. We announced plans to exit the network construction business, reduce the number of data centers, merge our ZoomTown business into Cincinnati Bell and integrate finance, accounting and administrative functions. It was critical to

execute this plan quickly to put these actions behind all of us and move into 2002 focused on the task at hand – putting Broadwing in the strongest possible position from which to win in the marketplace.

A TURNING POINT FOR LEVERAGING OUR STRENGTHS For Broadwing, 2002 represents an inflection point for our company. We have assembled and built a valuable network and assets. We have created interesting products and services. We have created a distribution capability nationwide. And we have built a brand that is recognizable and respected. Now we are focused on leveraging these investments to deliver value for our customers and shareholders.

With a substantial majority of our infrastructure investment completed, our capital spending is now directed at success-based opportunities that involve adding new customers to the Broadwing network. Furthermore, the decrease in capital spending in 2001 resulted in a reduction in our borrowing requirements of 19 percent in 2001. We expect to continue this trend in 2002, allowing us to remain committed to reaching a free cash flow positive position this year.

One of the most exciting opportunities for 2002 is to continue to build upon the momentum – both in Cincinnati and nationally – that we started in our enterprise market last year. Not only are we growing our base of nationally recognized, high-value customers, but we are expanding our relationships with current enterprise customers as well. In fact, during the fourth quarter of 2001, over 85 percent of new orders in our national accounts organization came from current customers.

Success in this important market segment leverages the unique capabilities of our outstanding network and further diversifies our customer base.

Winning companies possess the ingredients of customer focus, executional excellence, diversity of revenue, speed to decision-making, financial stability and personal resiliency. And that's what you have in Broadwing.

By any measure, our business is solid, our vision is valid, and we continue to position Broadwing for long term success. Your company remains strong, flexible, swift and focused – able to create success in this uncertain economic climate and positioned to seize new opportunities as quickly as they arise.



JIM KIGGEN
Chairman of the Board

Rick Ellenberger
President, Chief Executive Officer
and Chairman-Elect

Jim Kiggen
Chairman of the Board

HOW DO WE DEFINE SUCCESS?

BY GROWTH AND DIVERSITY OF CUSTOMER BASE

2001 – $2.35 billion

Consumer
+17% revenue growth

25%

35%

40%

Carrier
+12% revenue
growth

Enterprise
+16% revenue
growth

Lisa Morgan
Voice Network Operations

KEY MEASURE 2: Satisfying a growing number of customers, who grow their business with us

INTENSIFYING CUSTOMER FOCUS

We have entered an era where relationships drive our success, bringing renewed intensity to our customer focus. We carry forward a living legacy – Cincinnati Bell's hallmark has always been best-in-class customer service. That is also what Broadwing is all about.

Customer focus, though, is a common claim. The proof lies with the customers themselves.

In all areas of the business, we continue to attract new customers and earn repeat business with existing customers. Once customers experience our quality, speed of delivery and service, they typically buy more services from us. In 2001, we added more high-value enterprise accounts and deepened our relationships with existing accounts. As for customer satisfaction, in 2001 Cincinnati Bell received not one, but two J.D. Power and Associates awards – the #1 ranking for both Local Residential Telephone Customer Satisfaction and Residential Long Distance Customer Satisfaction among Mainstream Users. Also, Broadwing Communications has consistently ranked as one of the top internet service providers by MatrixNet's ranking of internet providers.

TURNING INVESTMENTS INTO DRIVERS OF GROWTH What are the catalysts for all this growth? They are functionality and bandwidth made possible by our investments in the nationwide network, wireless infrastructure and ADSL network.

In Cincinnati Bell, we have a very solid, mature and profitable business – a powerful source of cash flow and customer loyalty. The surprise to any who take that for granted is the tremendous growth in new revenues from our established customer base. In a few short years, from scratch, we have built thriving businesses with wireless, long distance and ADSL services. Our wireless business commands the top spot with close to 29 percent market share. Cincinnati Bell Any Distance, our long distance offering, ended its second full year with about 67 percent of the Cincinnati residential market and nearly 38 percent of the business market. At approximately 7 percent, our ADSL penetration ranks as the best per capita in the nation. Cincinnati Bell has also achieved industry-leading penetration in selling bundled services through Complete Connections, resulting in lower churn and higher average revenue per household. The Cincinnati Bell companies all have revenue, market share and EBITDA growth at or near the top of their peer groups every quarter.

As for enterprise solutions in the local market, we have penetrated a number of large Cincinnati-based corporations. Nationally, Broadwing Communications is focused on the enterprise segment and has gained real, measurable momentum. We believe there is still tremendous opportunity for growth in the enterprise segment, both locally and nationally. Furthermore, we are approaching our Carrier business with a new focus on vertical markets, particularly in the wireless and cable industries, and have seen early wins.



JACK CASSIDY
President and Chief Operating Officer,
Cincinnati Bell

#1 IN CUSTOMER SATISFACTION

#1 in Local Residential Telephone Customer Satisfaction*

#1 in Residential Long Distance Customer Satisfaction-Mainstream Users**

* J.D. Power and Associates 2001 Residential Local Telephone Customer Satisfaction Study[SM]. Study conducted among 12,000 residential users of local telephone services.

** J.D. Power and Associates 2001 Residential Long Distance Satisfaction Study[SM]. Study conducted among 12,008 residential long distance users. Mainstream is defined as an average of less than $50 spent on long distance calls each month.

HOW DO WE DEFINE SUCCESS?



BY REVENUE GROWTH IN EACH SEGMENT

40%		38%	
30			
19%			17%
20			
10	5%		
00			
BROADBAND	LOCAL	WIRELESS	OTHER

Lindsey Mertes
Network Operations Center

BY OUR ACCOMPLISHMENTS.

KEY MEASURE 3: Getting done what we set out to do

ACTIONS SPEAK LOUDER THAN WORDS

At Broadwing, we continue to accomplish ambitious objectives – whatever the challenges or climate. In spite of an increasingly harsh environment, in 2001 Broadwing grew revenue 15 percent, improved EBITDA 26 percent, and decreased capital spending 23 percent. Other accomplishments included the following:

NETWORKS COMPLETE We completed the build-out of our 18,500 mile all-optical switched network – providing us with a remarkable engine to drive competitive advantage. Our nationwide network is lit and our capacity is available now, delivering on the promise today. We have productized the network with breakthrough offerings, and our national sales force is focused on penetrating up-market with Broadwing's suite of enterprise solutions. Our wireless footprint in and around Cincinnati is also complete and our ADSL service is available to 85 percent of households.

FLEXIBLE CAPACITY, FAST ACTION, QUICK DELIVERY We offer unique options – such as bandwidth when, where and in the amounts our customers need – while beating all industry precedents in provisioning. For example, a large carrier recently needed a new OC3 installed as soon as possible. We did it in just three days, in an industry where the average is 75 days. That kind of light speed response can happen only with an optically switched network, where provisioning happens by keystrokes rather than truck rolls.

NATIONAL SALES FORCE From coast to coast, we have deployed a national sales force comprising the talent and expertise to leverage our network – and have positioned them to attack the opportunity in the enterprise segment. With sales offices in 30 of the top markets, we have more than 400 quota-bearing sales reps, with over 100 dedicated to our National Account program.

CONVERGING AROUND THE CUSTOMER A new customer-centric structure has created a single Cincinnati Bell market presence. It coordinates the activities of several separate business units, including local wireline, wireless and long distance, to serve customers better while positioning the company for continued growth. With the mission to provide the best means for people and businesses to connect, Cincinnati Bell listened carefully to the expectations and opinions of customers and employees.

CINCINNATI BELL OFFERS CUSTOMERS COMPLETE PROTECTION Cincinnati Bell launched Complete Protection, a security monitoring service, in April of 2001. Complete Protection is our first step in becoming a "smart home/business" provider; the service includes basic security, fire, carbon monoxide and water leakage monitoring for residences and small businesses. Operators staffing a dedicated station provide 24-hour monitoring and connection to local authorities. Helping customers protect the things they value most, Complete Protection is another innovative solution that shows why Cincinnati Bell is not just another local phone company.



⇨ **GROWTH**
Revenue up 15 percent,
EBITDA up 26 percent

⇨ **BUILD-OUT**
Completed all-optical
switched network +
wireless footprint

⇨ **DIVERSIFIED REVENUE**
Decreased reliance on
any one business, market
or product

⇨ **WIRELESS**
#1 market share

⇨ **CINCINNATI BELL
ANY DISTANCE**
Approached 70 percent
residential market share

⇨ **UP-MARKET STRATEGY**
Gained traction +
increased sales force

⇨ **CUSTOMER SATISFACTION**
Won two J.D. Power and
Associates awards

⇨ **TECHNOLOGY**
Earned Interop's
"Infrastructure
of the Year" award

⇨ **STATURE**
Named to *Business
Week's* InfoTech 100 list

KEY MEASURE 4: Sustaining the resources and wherewithal to weather the fiercest storms

2001 REVENUE BY PRODUCT



Voice 43%

Data 39%

7% Other

11% Wireless

BUILDING TOWARD FREE CASH FLOW POSITIVE

We have grown revenue and managed costs, positioning us to become free cash flow positive by the end of 2002 – an important milestone. As tangible evidence of our progress, in the third quarter our EBITDA exceeded capital spending for the first time. In fact, our EBITDA was greater than our capital investment by about $3 million. By the fourth quarter, our EBITDA exceeded capital spending by $32 million.

SUSTAINING FINANCIAL VIABILITY

Broadwing's financial position is solid and will help sustain us in harsh climates.

SOLID FOUNDATION Broadwing is built on a firm foundation – a strong balance sheet, a diverse blend of revenue streams, straightforward and above-board business practices with full transparency, adequate funding, and reliable cash flow. Despite the challenging environment, the company was able to produce an EBITDA margin of 27 percent, up more than two margin points from a year ago. Cincinnati Bell Telephone, widely recognized as one of the nation's best-run Incumbent Local Exchange Companies, provides both stability and growth. With 98 percent market share retention and 5 percent revenue growth – almost twice the industry average – it has provided consistent stability in this turbulent economic environment. In addition to the revenue growth, Cincinnati Bell Telephone has continued to drive EBITDA margins in excess of 50 percent. Additionally, our wireless business also yielded an EBITDA margin of 27 percent, more than double that of a year ago.

FLEXIBILITY AND FAST ACTION When market dynamics suddenly shifted, the company took quick and decisive action to realign its focus and resources to meet the changed economic and market opportunities. In 30 days, it created and began implementing a restructuring of the entire business to ensure that its resources were deployed against the best opportunities, to heighten customer focus, and resize its cost platform.

DIVERSE REVENUE STREAMS Broadwing's financial strength is derived largely from our diversified portfolio of products, customers and businesses. We offer a rich mix of broadband transport services, switched voice services, data and internet services, managed hosting, local telephony and wireless services. About 40 percent of our revenue comes from business enterprises, about 35 percent from telecom carriers and about 25 percent from consumers. Moreover, Broadwing's revenue is comprised of a unique blend of businesses. The Broadband business, Broadwing Communications, accounted for 51 percent of Broadwing's revenue while the Local business, Cincinnati Bell Telephone, accounted for 35 percent, Wireless, 11 percent and Other, 3 percent.



BY OUR FINANCIAL STRENGTH.

BY DISTRIBUTION OF REVENUE

2001 – $2.35 billion

Broadband 51%

35%

Local

3%
Other,
Corporate and
Eliminations

11%
Wireless

Carol Ervin
Consumer Markets

HOW DO WE DEFINE SUCCESS?

CONTINUOUS C

numbers of customers in thousands

Z∞mTown CINCINNATI

🔔 **Cincinnati Bell** ℠
wireless

🔔 **Cincinnati Bell** ℠
Any Distance

80	500	600
60	400	
40	300	400
20	200	200
00	1	000
99 00 01	99 00 01	99 00 01

Dennis Kinne
Network Data Monitoring
and Analysis

KEY MEASURE 5: Knowing where we're going and doing what it takes to get there

MEETING MILESTONES

The performance of Broadwing continues to validate our vision. From the ground up, we have grown leading businesses in wireless, ADSL and long distance in Cincinnati. We have a robust national sales distribution footprint in place for our up-market initiatives. At the end of our second full year, we reached $2.3 billion in revenue.

SEEING STRATEGY BEAR FRUIT It's not just how far Broadwing has come, but where we're going that is important. We have given ourselves a technological advantage with our network, and we have only begun to exploit its strengths and capabilities.

THE WORLD'S MOST BEAUTIFUL NETWORK

BROADWING'S ALL-OPTICAL SWITCHED NETWORK Broadwing offers the world's first intelligent, reliable, all-optical switched network. Delivering scalable capacity today, the 18,500 mile coast-to-coast, fiber-optic network ensures fast, reliable and secure data transfer and powers flexible, innovative solutions. Provisioning and restorability are a matter of keystrokes, not truck rolls. Broadwing owns and operates the entire robust network so we can provide the most advanced products and services. It also gives us the ability to monitor proactively the network on behalf of our customers and allows us to offer Service Level Agreements that are among the strongest in the industry.

The capabilities of our network cannot be overestimated. For one customer, we provisioned 540 gigabits of bandwidth in less than 90 days. In the industry, this type of initiative would have typically taken well over a year to complete employing traditional methods.

CREATING OPPORTUNITY WITH DISRUPTIVE TECHNOLOGY Exploiting our network's unique capabilities, Broadwing provides breakthrough solutions to the enterprise and carrier markets. In addition to the standard array of data and IP services, we are creating new markets and opportunities with disruptive technologies that optimize speed, reliability and scalability.

One of these breakthroughs, lightwave services, provides a highly flexible, economic alternative to dark fiber with a tremendous speed-to-market advantage over legacy networks. MultiConnect, a unique service at the leading edge of our wedge strategy in the up-market, offers scalable, distance-insensitive and recoverable service for connecting multiple locations through a single secure hub. It is gaining momentum, especially with media and financial enterprise customers.

⇨ **NATIONAL BUSINESS-TO-BUSINESS SALES FORCE**
30 sales branches,
400+ quota-bearing sales reps,
100 national account reps

⇨ **FULL PRODUCT SUITE**
Voice Services
Internet Access
Private Line
Frame Relay/ATM
Converged Access
IP-VPN
Point-to-Point Gig-E
Lightwaves
MultiConnect
Managed Hosting
IT Consulting

HITTING HOME
Broadwing's award-winning national network – combined with unparalleled customer service and extremely successful bundled offerings – continues to offer unique growth opportunities in our local Cincinnati market. The nationwide network not only provides Cincinnati customers with data and internet solutions we could not offer before, but also allows us to expand our offerings nationwide.

KEY MEASURE 6: Gaining traction and building on it



KEVIN MOONEY
Chief Operating Officer,
Broadwing Inc.

OPERATING FOR CUSTOMER ADVANTAGE
In the fourth quarter, Broadwing reorganized to move the company closer to customers, thereby speeding decision-making by removing layers of management. Kevin Mooney, Executive Vice President and Chief Financial Officer, was promoted to the newly created position of Chief Operating Officer. He is now responsible for all operations including sales, network operations, information technology and customer service, across both Cincinnati Bell and Broadwing Communications. The move positions Broadwing to attack the opportunities available in today's marketplace more effectively, while reinforcing the fiscal discipline critical to maintaining our financial strength.

GAINING TRACTION UP-MARKET

We are extremely encouraged by our growing traction and success in the enterprise market – both in Cincinnati and nationally. The opportunity is large, fast-growing and profitable, as this segment of customers is uniquely enabled by the capacity, flexibility, speed and performance characteristics of our all-optical switched network.

PROVING OURSELVES WITH FLEXIBILITY AND DELIVERY This up-market strategy – targeting the largest companies in the nation – is rapidly generating results. At the beginning of 2001, Broadwing had virtually no presence in the national account arena. Today we serve 41 of the *Fortune* 1000. Broadwing Communications saw its first orders in the enterprise market grow from an average of $50,000 to over $250,000 per year. In fact, we now have 13 national accounts with run-rate billing of $1 million or higher per year. By comparison, the previous year we had none.

Our networking solutions are also making great strides with Cincinnati-based business customers. We have many built-in advantages – they know the value of our customer service first-hand. Offering national data, internet and voice services powered by the Broadwing network, Cincinnati Bell raised revenue from these services from $1 million in 2000 to $14 million in 2001.

Currently, about 40 percent of our total revenue comes from the enterprise market, and the growth opportunity remains enormous.

"WEDGE STRATEGY" IS WORKING Enterprise customers are very receptive to new carriers due to existing service dissatisfaction and security concerns fueling a focus on flexible capacity and carrier diversity. Also generating a lot of interest are our innovative solutions such as lightwave services and MultiConnect, as well as a national point-to-point Gigabit Ethernet service currently being tested with a major software provider.

Typically we enter an account with a single order such as a bandwidth application. Our flexibility, ability to deliver and attention to quality then lead to repeat orders. For example, we started one relationship by provisioning a single point-to-point T1. Today the same customer buys circuits up to OC3 with an annual billing run-rate in excess of $2 million. Once we open an opportunity to prove our capabilities and value, we deliver.

These times might be seen as a turning point when the entire telecom space reshaped itself around a new model of success. Broadwing is just that kind of agile hybrid – diverse, technologically advanced, customer-focused and executionally excellent. Broadwing intends, decidedly by every measure, to succeed.



BY MOMEN

Robert Wainscott
Business Solutions Center

**BY THE SUCCESSFUL EVOLUTION
OF BUSINESS STRATEGY**
from Investment Phase
to Growth and Profitability

PENETRATION and
OPTIMIZATION

PRODUCTIZATION

INVESTMENT

Customer Focus
Product Bundling
Market Penetration
Margin Expansion

CBW Partnership
ADSL Network
IXC Acquisition

Wireless
ZoomTown
Frame Relay/ATM
Complete Connections
Nationwide Long Distance
Lightwaves
MultiConnect

1999   2000   2001   2002

ALL-OPTICAL SWITCHED NETWORK



⇨ **18,500 route miles**
⇨ **30 sales offices**
⇨ **3 optical media centers**

To Mexico City,
Monterrey and
Guadalajara

☐ SALES OFFICE
☐ OPTICAL MEDIA CENTER



Minneapolis

Grand Rapids   Midland   Bay City

Milwaukee

Madison   Kalamazoo   Flint   Pontiac
                                Detroit
Elk Grove   Battle   Ann Arbor
                        Creek   Toledo   Cleveland
Des Moines   Chicago   Akron
                                        Columbus
                    Indianapolis   Dayton
Kansas City   Cincinnati

St. Louis

Joplin

Syracuse   Boston

Rochester   Albany
Buffalo   Lyndhurst   Stamfor   Providence
            Newark, NJ   New Hav
            Philadelphia   New York
Towson   Marlton
        Newark
Reston   Baltimo
        Washingto

Richmond

Greensboro
Charlotte   Raleigh

Birmingham   Atlanta

Jackson

Baton Rouge

New Orleans

                        Tallahassee   Jacksonville

                                    Daytona

                                    Melbourne
                    Orlando
        Tampa   West Palm Beach

                                    Fort Lauderdale
        Fort Myers   Miami

85% ADSL deployed
29% wireless market share
98% local customer retention

LOCAL AND
WIRELESS
FOOTPRINT

EXPANDED
WIRELESS
FOOTPRINT

Dayton

OHIO

INDIANA

Cincinnati

KENTUCKY

KEY MEASURE 7: Generating results



MARY McCANN
Senior Vice President,
Corporate Finance,
Broadwing Inc.

REVENUE BY SEGMENT
dollars in millions



CAPITAL INVESTMENT
EBITDA
dollars in millions



LETTER FROM SENIOR VICE PRESIDENT, CORPORATE FINANCE
SUSTAINING GROWTH AND FINANCIAL STABILITY IN UNSTABLE TIMES

In 2001, we made progress against our vision, leveraged investments for revenue growth and cash contribution and continued to position ourselves as a flexible, aggressive competitor with a firm financial foundation to see us through uncertain economic and industry circumstances.

For the year, the company grew revenues 15 percent to $2.35 billion. This revenue was well balanced among our enterprise, consumer, and carrier markets, providing us diversity across our customer base and revenue streams.

We increased EBITDA by 26 percent to $626 million, with an EBITDA margin of 27 percent, two points higher than it was in 2000. Our wireless and local exchange businesses expanded their leverage and returned 42 percent of every dollar of revenue growth to the bottom line.

For the year, we reduced our capital spending by 23 percent over 2000 to $649 million. It is important to note that we completed several large non-recurring network investments during the year. Looking ahead, we expect our capital requirements will be less than half of what they were in 2001 as our spending pattern shifts from building infrastructure to adding new customers to our network.

This decrease in capital spending, contributed to a reduction in our borrowing requirements of 19 percent in 2001. We expect to continue this trend in 2002 enabling us to remain committed to generating positive free cash flow by the end of the year.

Furthermore, Broadwing has made good progress on its cash position. At the end of 2001, our credit facility had a drawn balance of $1.95 billion, giving us over $350 million in available capacity. This is adequate funding to sustain us until we reach free cash flow positive. Additionally, we are positioned within the parameters of all debt covenants.

Our financial position is anchored by the earnings stability, cash flow and reliability of our local exchange business. The investment we made in wireless is providing increased cash contribution as that business matures. Our ADSL offering continues to grow and in 2001, accounted for one point of Cincinnati Bell's 5 percent revenue growth. Our national business provides growth opportunities for the future. And, we continue to exercise strong financial discipline to ensure that our cost structure matches the current market opportunities.

Broadwing is well positioned to withstand the turbulence of the current economic environment and has the assets, vision and resilience to weather the storm.

Mary E. McCann

Mary McCann
Senior Vice President, Corporate Finance

BY THE NUMBERS.

FORWARD-LOOKING SAFE HARBOR STATEMENT

This annual report contains "forward-looking" statements, as defined in federal securities laws including the Private Securities Litigation Reform Act of 1995, which are based on Broadwing Inc.'s (together with its consolidated subsidiaries, the "Company") current expectations, estimates and projections. Statements that are not historical facts, including statements about the beliefs, expectations and future plans and strategies of the Company, are forward-looking statements. These statements involve potential risks and uncertainties; therefore, actual results may differ materially from those expressed or implied in forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. The Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that may affect the Company's expectations include, but are not limited to: changes in the overall economy; world and national events that may affect the ability of the Company to provide services; changes in competition in markets in which the Company operates; advances in telecommunications technology; the ability of the Company to generate sufficient cash flow to fund its business plan and maintain and strategically grow its optical network; changes in the telecommunications regulatory environment; changes in the demand for the services and products of the Company; the ability of the Company to introduce new service and product offerings in a timely and cost effective basis; the ability of the Company to attract and retain highly qualified employees; the ability of the Company to access capital markets and the successful execution of restructuring initiatives. Further information is contained in the Company's filings with the SEC, including the Company's 2001 Form 10-K.

CONTENTS

The Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this document.

($ in millions, except per share amounts)	2001	2000	1999	1998	1997
OPERATING DATA					
Revenue	$2,350.5	$2,050.1	$1,102.0	$ 861.4	$ 804.4
Operating expenses, excluding restructuring and other charges (credits)	2,279.9	2,011.8	952.4	687.4	640.4
Restructuring and other charges (credits)[a]	241.9	(0.8)	10.9	(1.1)	(21.0)
Operating income (loss)	(171.3)	39.1	138.7	175.1	185.0
Interest expense[b]	168.1	163.6	61.6	24.1	30.1
Loss (gain) on investments[c]	(11.8)	356.3	–	–	–
Income (loss) from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principle	(366.4)	(542.1)	65.9	121.3	152.3
Net income (loss)	$ (286.2)	$ (377.1)	$ 31.4	$ 149.9	$ (16.4)
Earnings (loss) per common share[d]					
Basic	$ (1.36)	$ (1.82)	$ 0.20	$ 1.10	$ (0.12)
Diluted	$ (1.36)	$ (1.82)	$ 0.20	$ 1.08	$ (0.12)
Dividends declared per common share	–	–	$ 0.20	$ 0.40	$ 0.40
Weighted average common shares outstanding (millions)					
Basic	217.4	211.7	144.3	136.0	135.2
Diluted	217.4	211.7	150.7	138.2	137.7
FINANCIAL POSITION					
Property, plant and equipment, net	$3,059.5	$2,979.0	$2,500.6	$ 698.2	$ 573.2
Total assets[e][f]	6,312.0	6,477.6	6,505.4	1,041.8	1,273.8
Long-term debt[b]	2,702.0	2,507.0	2,136.0	366.8	268.0
Total debt[b]	2,852.0	2,521.0	2,145.2	553.0	399.5
Redeemable preferred stock[g]	–	–	228.6	–	–
Shareowners' equity[e]	1,678.4	2,021.5	2,132.8	142.1	579.7
OTHER DATA					
Cash flow from continuing operations	$ 259.1	$ 332.2	$ 314.5	$ 205.9	$ 194.7
EBITDA[h]	625.5	498.0	330.5	285.0	288.3
Capital expenditures	648.5	843.9	381.2	143.4	158.4

(a) See Note 3 of Notes to Consolidated Financial Statements.

(b) See Note 5 of Notes to Consolidated Financial Statements.

(c) See Note 4 of Notes to Consolidated Financial Statements.

(d) See Note 9 of Notes to Consolidated Financial Statements.

(e) See Note 2 of Notes to Consolidated Financial Statements.

(f) See Note 13 of Notes to Consolidated Financial Statements.

(g) See Note 8 of Notes to Consolidated Financial Statements.

(h) EBITDA represents net income (loss) from continuing operations before interest, income tax expense (benefit), depreciation, amortization, restructuring and other charges (credits), minority interest expense (income), equity loss in unconsolidated entities, loss (gain) on investments, other expense (income), extraordinary items and the effect of changes in accounting principles. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or as an alternative to cash flows as a source of liquidity, and may not be comparable with EBITDA as defined by other companies. The Company has presented certain information regarding EBITDA because the Company believes that EBITDA is generally accepted as providing useful information regarding a company's ability to service and incur debt. In addition, the Company uses EBITDA as a key measurement of operating segment performance.

The "Management's Discussion and Analysis of Financial Condition and Results of Operations" which follows should be read in conjunction with the "Risk Factors" contained in Item 1 of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission, Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements.

Broadwing Inc. ("the Company") is a full-service local and national provider of data and voice communications services, and a regional provider of wireless communications services. The Company seeks to provide world-class service on a national level by combining two sets of strengths: its national optical network and internet backbone and its state-of-the-art local network with a well-regarded brand name and reputation for service. The Company operates in four business segments: Broadband, Local, Wireless and Other. A further discussion of these segments and their operating results is discussed in "Business,"

contained in Item 1 of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission and in the individual segment discussions which begin on page 23 of this annual report.

This report and the related consolidated financial statements and accompanying notes contain certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to review or update these forward-looking statements or to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. The Company continually evaluates its estimates, including those related to revenue recognition, bad debts, investments, intangible assets, income taxes, fixed assets, access line costs, restructuring, reciprocal compensation, pensions, other post-retirement benefits, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies impact its more significant judgments and estimates used in the preparation of its consolidated financial statements. For a more detailed discussion of the application of these and other accounting policies, please see Note 1 of the Notes to Consolidated Financial Statements:

REVENUE RECOGNITION The Company generally recognizes revenue as services are provided. Local service revenue is billed monthly, in advance, with revenue being recognized when earned. Revenue from product sales is generally recognized upon performance of contractual obligations, such as shipment, delivery, installation or customer acceptance. Indefeasible right-of-use agreements ("IRUs"), represent the lease of network capacity or dark fiber and are recorded as unearned revenue at the earlier of the acceptance of the applicable portion of the network by the customer or the receipt of cash. The buyer of IRU services typically pays cash upon execution of the contract, and the associated IRU revenue is then recognized over the life of the agreement as services are provided, beginning on the date of customer acceptance. Directory publishing revenue and related directory costs are deferred and recognized over the life of the associated directory.

For certain long-term construction contracts, the Company recognizes revenue and the associated cost of that revenue

using the percentage of completion method of accounting. This method of accounting relies on estimates of total expected contract revenue and costs. The method is used as the Company can make reasonably dependable estimates of revenue and costs applicable to various stages of a contract. As the financial reporting of these contracts depends on estimates that are continually assessed throughout the terms of the contracts, revenue recognized is subject to revision as the contract nears completion. Revisions in estimates are reflected in the period in which the facts that give rise to the revision become known. Revisions have the potential to impact both revenue and cost of services and products.

Pricing of local services is subject to oversight by both state and federal regulatory commissions. Such regulation also covers services, competition and other public policy issues. Different interpretations by regulatory bodies may result in adjustments to revenue in future periods. The Company monitors these proceedings closely and adjusts revenue accordingly.

Since its merger with IXC in November 1999, the Company has not entered into any significant fair value fiber exchange agreements. For certain preacquisition fiber exchange agreements with other carriers, the Company recognizes the fair value of revenue earned and the related expense in offsetting amounts over the life of the agreement. In no instances has the Company recognized revenue upon execution of any such fiber exchange agreements or capitalized any expenses associated therewith.

DEFERRED TAX ASSET As of December 31, 2001, the Company had operating loss tax carryforwards with a related tax benefit of $303 million. For certain state and local jurisdictions that the Company has determined it is more likely than not that the loss carryforwards will not be realized, the Company has provided a valuation allowance, which amounted to $85 million as of December 31, 2001. In evaluating the amount of valuation allowance, the Company considers prior operating results, future taxable income projections, expiration of tax loss carryforwards and ongoing prudent and feasible tax planning strategies.

Based on this evaluation and on the assumptions used as of December 31, 2001, the Company believes the realization of this deferred tax asset for federal and unitary state purposes is reasonably assured. If these estimates change, the revision to the valuation allowance would impact income tax expense and net income in the period recorded. The tax loss carryforwards will generally expire between 2010 and 2021.

ASSET IMPAIRMENTS As of December 31, 2001, the Company had fixed assets with a net carrying value of $3.1 billion, intangible assets of $0.4 billion and goodwill of $2.0 billion. The value of these assets is evaluated when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount, with the loss measured based on discounted expected cash flows. The Company performed an evaluation of both its tangible and intangible assets as of December 31, 2001 and determined that the assets were not impaired under the accounting guidance then in effect.

As disclosed in Note 1 of the Notes to Consolidated Financial Statements, the Company is required to implement Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on January 1, 2002. The Company expects the implementation will require a write-down of its goodwill in excess of $1.0 billion. The carrying value of goodwill was $2.0 billion as of December 31, 2001.

The Company will record the goodwill impairment as a change in accounting principle as permitted under SFAS 142. A future revision to the estimated cash flows and profitability used to assess the carrying value of fixed assets, goodwill and intangible assets would impact operating expense in the period recorded.

PENSION AND POSTRETIREMENT BENEFITS

Annually, the Company calculates net periodic pension and postretirement expenses and liabilities on an actuarial basis under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87") and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). The key assumptions used in determining these calculations are disclosed in Note 11 of the Notes to Consolidated Financial Statements. The most significant of these numerous assumptions, which are reviewed annually, include the discount rate, expected long-term rate of return on plan assets and health care cost trend rates. The discount rate is selected based on current market interest rates on high-quality, fixed-rate debt securities. The expected long-term rate of return on plan assets is based on the participants benefit horizon, the mix of investments held directly by the plans and the current view of expected future returns, which is influenced by historical averages. The health care cost trend rate is based on actual claims experience and future projections of medical cost trends. A revision to these estimates would impact costs of services and products and selling, general and administrative expenses.

RESULTS OF OPERATIONS

On November 9, 1999, the Company completed its merger (the "Merger") with IXC Communications, Inc. ("IXC"; now "Broadwing Communications"), with the operations of Broadwing Communications constituting the Broadband segment. The Merger constituted a major strategic initiative for the Company, which substantially increased the scope of the Company's businesses. As a result of the Merger, the Company's as reported operating results for 1999 are not directly comparable to subsequent periods.

In February 2002, the Company announced an agreement to sell 97.5% of its Cincinnati Bell Directory ("CBD") subsidiary to a group of investors for $345 million in cash. The Company will maintain a 2.5% minority interest in the new company and will account for its investment in that company as a cost-based investment under the provisions of SFAS 115. The Company closed the sale of CBD on March 8, 2002.

CONSOLIDATED OVERVIEW

A tabular presentation of the as reported financial results for 2001, 2000 and 1999 that are referred to in this discussion can be found in the Consolidated Statements of Operations and Comprehensive Income (Loss) on page 38 of this annual report.

In order to provide comparable information on trends where appropriate, management's discussion and analysis of results of operations has been presented both on an actual, historical basis and on a pro forma basis for 1999, with the Company's historical results for these periods having been adjusted to give pro forma effect to the Merger as if it had occurred on January 1, 1999. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma results of operations do not purport to represent what the Company's results of operations would actually have been if the Merger and related transactions had in fact occurred on January 1, 1999. The pro forma results have been prepared on a basis comparable to the pro forma financial statements contained in the Company's Report on Form 8-K dated December 29, 1999.

2001 COMPARED TO 2000

REVENUE Consolidated revenue totaled $2,351 million in 2001, which was $300 million, or 15%, greater than 2000. Data, wireless and internet services generated the majority of revenue

growth, with the Broadband and Wireless segments producing 63% and 23%, respectively, of the revenue growth for the year.

Broadband segment revenue of $1,190 million during 2001 was $191 million, or 19%, greater than 2000. Nearly 40% of the revenue growth in the Broadband segment came from IT consulting while an additional 38% was generated by the broadband transport line of business. These increases more than offset a decline in switched voice services. Despite 19% revenue growth over 2000, results during the last two quarters of 2001 indicated a slowing of momentum, as revenue declined sequentially in both the third and fourth quarters.

The Local segment produced revenue totaling $833 million, a 5%, or $39 million, increase over 2000. High-speed data and internet services, value-added services such as custom calling features, equipment sales and related installation and maintenance and the resale of broadband products contributed nearly all of the revenue growth. The Wireless segment produced revenue of $248 million, representing growth of $68 million, or 38%. These increases resulted primarily from a larger subscriber base. Other segment revenue grew $24 million during 2001, which was primarily the result of continued success of Cincinnati Bell Any Distance's ("CBAD") "Any Distance" offering.

COSTS AND EXPENSES Cost of services and products of $1,159 million in 2001 represented an increase of $191 million, or 20%, over 2000. The Broadband segment incurred $157 million of the increase, resulting from higher access charges and transmission leases as the customer base grew, information technology hardware and consulting expenses and network construction. The Local segment also incurred $18 million in cost increases over 2000, primarily due to cost of materials for equipment sales, resale of national broadband products and customer care expenses related to high-speed internet access service, all of which were driven by the increase in revenue in the segment. The remainder of the increase over 2000 was incurred by the Wireless and Other segments, each of which experienced higher costs associated with increased subscribership at the Company's Cincinnati Bell Wireless ("CBW") and CBAD subsidiaries.

Selling, general and administrative ("SG&A") expenses of $566 million decreased $18 million, or 3%, in comparison to 2000. The decrease was primarily due to a decline in amounts spent by the Broadband, Local and Other segments for advertising in 2000 not repeated in 2001.

Depreciation expense increased by 28%, or $95 million, during 2001. The increase was primarily driven by the Broadband segment and reflects the build out of its national optical network. The remainder of the increase was incurred by the Local and Wireless segments as they continued to maintain and enhance their networks. Amortization expense of $114 million in 2001 relates to purchased goodwill and other intangible assets and was virtually unchanged in comparison to 2000. Upon adoption of SFAS 142 as required on January 1, 2002, the Company will stop amortizing goodwill and reevaluate the lives of its intangible assets. Once adopted, the Company expects amortization expense to decrease to approximately $45 million annually.

In November 2001, the Company's management approved restructuring plans which included initiatives to consolidate data centers, reduce the expense structure, exit the network construction business, eliminate other nonstrategic operations and merge internet and DSL operations into other operations. Total restructuring and other costs of $232 million were recorded in 2001 related to these initiatives. The $232 million consisted of restructuring liabilities in the amount of $84 million and related noncash asset impairments in the amount of $148 million. The restructuring-related liabilities of $84 million were comprised of $21 million related to involuntary employee separation benefits (including severance, medical insurance and other benefits) for 902 employees and $63 million related to lease and other contractual terminations. In total, the Company expects this restructuring plan to result in cash outlays of $79 million and noncash items of $153 million. Through December 31, 2001, the Company has utilized $10 million of the $84 million reserve, of which approximately $7 million was cash expended. The Company expects to realize approximately $88 million in annual capital expenditure and expense savings from this restructuring plan relative to expenses incurred in 2001. The Company excepts to complete the plan by December 31, 2002. Please see Note 3 of the Notes to Consolidated Financial Statements for a detailed discussion of restructuring and other charges.

In February 2001, the Company initiated a reorganization of the activities of several of its Cincinnati-based subsidiaries, including Cincinnati Bell Telephone ("CBT"), CBAD, CBW, Cincinnati Bell Public Communications ("Public") and CBD in order to create one centralized "Cincinnati Bell" presence for its customers. Total restructuring costs of $9 million were recorded in the first quarter pertaining to the February 2001 restructuring plan and consisted of $2 million related to lease terminations and $7 million related to involuntary employee separation benefits (including severance, medical insurance and other benefits) for 114 employees. The severance payments are expected to be substantially complete by March 31, 2002. This includes a net of $0.1 million for severance benefits recorded in the second and fourth quarters of 2001 that were in excess of the initial estimate. In total the Company expects this restructuring plan to result in cash outlays of $8 million and noncash items of $1 million. Through December 31, 2001, approximately $7 million of the expenses had been incurred, of which approximately $6 million was cash expended. The lease terminations are expected to be complete by December 31, 2004. The Company expects to realize approximately $7 million in annual savings from this restructuring plan relative to expenses incurred in 2000.

Primarily as a result of the November 2001 restructuring charge and higher depreciation in the Broadband segment, operating income declined by $210 million during the year. The decrease was partially offset by improvements in the Local and Wireless segments and in the Company's CBAD subsidiary.

Minority interest expense includes dividends and accretion on the 12½% preferred stock of Broadwing Communications and the 19.9% minority interest of AT&T Wireless Services Inc. ("AWS") in the net income of the Company's Cincinnati Bell

Wireless LLC venture. As a result of the improved profitability of the wireless venture, minority interest expense grew to $51 million in 2001 from $44 million in 2000, representing an increase of 16%. See Note 7 of the Notes to Consolidated Financial Statements for a detailed discussion of minority interest.

The Company recorded a $4 million equity-share loss on its Applied Theory investment during 2001 versus $16 million in 2000. The decline in the losses is due to the Company's discontinued use of equity method accounting during the second quarter of 2001 because its ownership percentage in Applied Theory had dropped below 20% and it no longer held a seat on Applied Theory's board of directors. As a result, the Company no longer had significant influence over the operations of Applied Theory. As of December 31, 2001, the Company no longer held an investment in Applied Theory.

Interest expense of $168 million increased $5 million, or 3%, compared to 2000. The increase was the net effect of a $22 million increase due to higher debt levels and a $17 million decrease due to lower interest rates. See Note 5 of the Notes to Consolidated Financial Statements for a detailed discussion of interest expense and indebtedness.

The Company realized a $12 million net gain on investments during the year, reflecting a $368 million improvement from a loss of $356 million in 2000. The net gain in 2001 was comprised of a $17 million gain from the sale of the Company's investment in PSINet, a $24 million gain from the Corvis investment, and a $3 million mark-to-market adjustment of Anthem shares. These gains were offset by $26 million in impairment write-downs of the Company's cost-based investments and $6 million of mark-to-market adjustments and losses on the sale of Applied Theory shares. In 2000 the Company incurred a $356 million loss on investments as the result of $405 million in realized losses on the PSINet, Applied Theory and ZeroPlus.com investments, offset by $49 million in realized gains on the sale of the Company's investment in PurchasePro.com. See Note 4 of the Notes to Consolidated Financial Statements for a detailed discussion of investments.

Other income of $17 million in 2001 increased $19 million from the $2 million loss recognized in 2000, primarily due to the receipt of $20 million of common shares as the result of the demutualization of Anthem Inc.

The income tax benefit of $80 million represented a decrease in benefit of $86 million as compared to the 2000 benefit of $166 million. This resulted primarily from a decrease in pretax losses of $176 million and from the establishment of a valuation allowance against certain state and local tax benefits due to uncertainty as to the ultimate realization of the benefits.

The Company reported a net loss of $286 million in 2001 compared to a loss of $377 million in 2000. The loss per share of $1.36 was $0.46 less than the $1.82 loss in 2000. However, 2001 included one-time charges from the February and November restructuring initiatives, net gains on investments, and a one-time gain from the receipt of common shares related to the demutualization of Anthem. Similarly, 2000 included one-time net losses on the disposition of minority investments. Excluding

these nonrecurring items, the Company reported a loss of $0.71 per share in 2001 versus a loss of $0.82 per share in 2000.

2000 COMPARED TO 1999

REVENUE Consolidated revenue of $2,050 million in 2000 was $948 million higher than the $1,102 million reported in 1999, representing growth of 86%. In addition to the reasons noted in the segment discussions, this significant increase was primarily the result of the Merger. The year 2000 included a full year of the operating results of Broadwing Communications, whereas 1999 included its operating results prospectively from the November 9, 1999 date of the Merger. This affects nearly all aspects of the following discussion, with the exception of the Local, Wireless and Other segments (see detailed discussion of the operating results of these segments within the individual segment discussions that begin on page 23 of this annual report). The pro forma results reflect an overall increase of 23% or $380 million over 1999 as growth of the Broadband and Wireless segments accounted for approximately 90% of the incremental revenue.

COSTS AND EXPENSES Costs of services and products were $968 million in 2000, a $478 million, or 97% increase in comparison to 1999. Nearly all of this increase was attributable to the operations of the Broadband segment, which resulted primarily from the Merger. The Wireless and Other segments incurred higher costs primarily for customer care, material costs associated with wireless handsets and promotional expenses required to launch new products and services. The Local segment incurred lower costs as a decrease in salaries and wages, postretirement and computer programming expenses were partially offset by an increase in customer care and materials and supplies relating to equipment sales. On a pro forma basis, the increase in costs of services and products sold was 13% or $111 million as the higher costs in the Wireless and Other segments were offset slightly by reduced access and transmission fees resulting from less traffic being routed to competitors' interexchange networks as the Company expanded its own national optical network.

SG&A expenses of $584 million increased $303 million, or 108%, over 1999. The Broadband segment incurred the majority of the increase, or $258 million. Primarily as a result of the Merger, the Broadband segment incurred $17 million of advertising expense in order to introduce the new "Broadwing" brand and added more than 600 employees to support the expanded network and sales function. The Wireless segment reported a $23 million increase in SG&A expense primarily for handset subsidies and selling expenses in response to significant growth in subscribership. An increase of $28 million was incurred by the Other segment and resulted from initial costs associated with the introduction of the Any Distance offering and expansion of web hosting services. These increases were offset by a $7 million decrease in the SG&A expenses of the Local segment due to a reduction in advertising and headcount.

Depreciation expense of $346 million in 2000 increased $186 million, or 117%, over 1999. This increase was incurred primarily by the Broadband segment as a result of the Merger and reflects the continued build out of its national optical network. The Local and Wireless segments also incurred higher depreciation expenses as both continued construction of their regional network infrastructures. Amortization expense of $114 million pertains to purchased goodwill and other intangible assets and represented a $92 million increase over 1999, due almost exclusively to the Merger.

The Company recorded approximately $1 million in net restructuring credits relating to the restructuring initiative that was undertaken in the fourth quarter of 1999. These credits consisted of $1 million in additional severance expense, offset by a $2 million reduction related to lease terminations.

Operating income of $39 million declined $100 million versus the $139 million reported in 1999. The operating income of the Broadband segment decreased significantly as a result of the Merger, while the Other segment also experienced a drop in operating income due to the introduction of new products and services. These decreases were partially offset by the improvement of the Local and Wireless segments. On a pro forma basis, operating income increased from a loss of $145 million to income of $39 million as the Company fully integrated the operations of the former IXC, increased revenue and controlled expenses.

Minority interest expense of $44 million in 2000 consists of $49 million in dividends and accretion on the 12½% preferred stock of Broadwing Communications offset by approximately $5 million that is attributable to AWS's 19.9% minority interest in the operating loss of the Company's wireless business. Minority interest expense increased $47 million from minority interest income of $3 million in 1999. The increase is due to a full year of dividends and accretion on the 12½% preferred stock in 2000 versus only two months of dividends and accretion in 1999, as the Merger took place on November 9, 1999.

The Company recorded nearly $16 million in losses in 2000 on the Applied Theory investment accounted for under the equity method, or approximately 1% more than the $15 million recorded in 1999. Losses in 1999 were related to Applied Theory and a 13% share of operating losses of IXC due to the Company's ownership of IXC common stock from August 16, 1999 to the November 9, 1999 closing date of the Merger. These amounts are reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) under the caption "Equity loss in unconsolidated entities."

Interest expense increased to $164 million in 2000, a 165% or $102 million increase over 1999. This was attributable to higher average debt levels necessary to fund expansion of the optical, wireless and local networks and higher interest rates. In addition, the 2000 amounts reflect an entire year of interest expense related to the debt used to fund the Merger, versus only two months of interest expense related to such debt in 1999.

The Company incurred a $356 million loss on investments in 2000. This was the result of $405 million in realized losses on the PSINet, Applied Theory and ZeroPlus.com investments, net of $49 million in realized gains on the sale of the Company's investment in PurchasePro.com. No such losses were incurred in 1999.

The income tax benefit of $166 million increased $197 million versus the $31 million tax provision recorded in 1999. This resulted primarily from recognized losses on investments, somewhat offset by the effect of certain nondeductible expenses such as goodwill amortization and preferred stock dividends treated as minority interest expense. The income tax provision for the 1999 period reflects an expense as operating losses generated by Merger were included in results for only two months.

Income from discontinued operations, comprising the operations of the Company's former Cincinnati Bell Supply ("CBS") subsidiary, contributed an additional $0.2 million in income (net of tax) in 2000, or approximately $3 million less than in 1999, as the business was sold in May 2000. The Company also recognized $1 million in expense from a cumulative effect adjustment that resulted from the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" as required by the Securities and Exchange Commission on January 1, 2000 and all periods prior to adoption (see Note 1 of the Notes to Consolidated Financial Statements).

The Company reported a net loss of $377 million as a result of the above, versus the $31 million net income reported in 1999. Dividends and accretion on preferred stock were $8 million in 2000, resulting in a net loss applicable to common shareholders of $385 million. The loss per share of $1.82 was $2.02 higher than in 1999, but included a $1.00 per common share loss pertaining to investments. Excluding investment losses, the adjusted loss per share of $0.82 decreased $1.02 in comparison to the income per share of $0.20 in 1999. The decrease in both the net income and income per share is related to inclusion of a full year of results from Broadwing Communications versus only two months of results after the Merger in 1999. On a pro forma basis, the net loss increased by 6% or $21 million as operating losses generated by the Broadband segment in 1999 decreased in 2000, but investment losses net of taxes incurred in 2000 grew by more than the operating loss declined.

DISCUSSION OF OPERATING SEGMENT RESULTS

The following discussion of the operating results of the Broadband segment is presented on an as-reported basis except for information related to 1999, which is presented on a pro forma basis because it represents the best basis for comparison of trends and operating results. The Local, Wireless and Other segments are discussed on an as-reported basis since there is no distinction between pro forma and as-reported results with respect to these segments.

BROADBAND

The Broadband segment provides nationwide data and voice communications services through the Company's Broadwing Communications subsidiary. These services are provided over approximately 18,500 route miles of fiber-optic transmission facilities. Broadband segment revenue is generated by broadband transport, switched voice services, data and internet services, information technology consulting ("IT consulting") and network construction and other services.

Broadband transport services consist of long-haul transmission of data, voice and internet traffic over dedicated circuits. The majority of this revenue is generated by private line, monthly recurring revenues; however, approximately one-fourth of the revenue is provided by IRU agreements, which cover a fixed period of time and represent the lease of capacity or network fibers. The buyer of IRU services typically pays cash upon execution of the contract. The Company's policy and practice is to amortize these amounts into revenue over the life of the contract. Switched voice services consist of billed minutes of use, primarily for the transmission of voice long-distance services on behalf of both wholesale and retail customers. Data and internet services consist of the sale of high-speed data transport services utilizing technology based on internet protocol ("IP"), ATM/frame relay, data collocation and web hosting. IT consulting consists of

information technology consulting services and related hardware sales. Network construction and other services consists of large, joint-use network construction projects, the receipt of warrants in 2000 related to a field trial of optical equipment and residual revenue in 1999 from a prior sale of dark fiber.

The Broadband segment reflects the results of Broadwing Communications, which became a subsidiary of the Company on November 9, 1999 as a result of the Merger. The operations of Broadwing Communications are included in the Company's financial results prospectively from November 9, 1999. For purposes of comparability, the following discussion assumes the Broadband segment existed in its current form effective January 1, 1999 and refers to "pro forma" results for 1999. As a result, the numbers referred to in this discussion for 1999 will be different from Broadband segment amounts included in the Consolidated Statements of Operations and Comprehensive Income (Loss). The pro forma numbers also include the revenue and expenses associated with Broadwing IT Consulting (now operating as Broadwing Technology Solutions) and an agreement with the former Cincinnati Bell Long Distance to service its customers outside of the Cincinnati, Ohio area. See Item 1 of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission.

($ in millions)	2001	2000	$ Change 2001 vs. 2000	% Change 2001 vs. 2000	Pro Forma 1999	$ Change 2000 vs. Pro Forma 1999	% Change 2000 vs. Pro Forma 1999
REVENUE							
Broadband transport	$ 466.5	$393.2	$ 73.3	19%	$304.3	$ 88.9	29%
Switched voice services	380.5	408.6	(28.1)	(7)%	373.5	35.1	9%
Data and internet	114.6	64.8	49.8	77%	23.6	41.2	175%
IT consulting	141.3	65.8	75.5	115%	14.2	51.6	363%
Network construction and other services	87.4	67.3	20.1	30%	27.3	40.0	147%
Total revenue	1,190.3	999.7	190.6	19%	742.9	256.8	35%
COSTS AND EXPENSES:							
Cost of services and products	754.0	596.8	157.2	26%	475.3	121.5	26%
Selling, general and administrative	326.3	321.5	4.8	1%	274.5	47.0	17%
Total costs and expenses	1,080.3	918.3	162.0	18%	749.8	168.5	22%
EBITDA	$ 110.0	$ 81.4	$ 28.6	35%	$ (6.9)	$ 88.3	n/a
EBITDA margin	9.2%	8.1%		+1 pt	(0.9)%		+9 pts

2001 COMPARED TO 2000

REVENUE Total revenue grew 19% during 2001 versus 2000, representing an increase of $191 million. Nearly 40% of the revenue growth came from IT consulting while an additional 38% came from the broadband transport line of business. These increases more than offset a decline in switched voice services. Despite 19% annual revenue growth in comparison to 2000,

results during the last two quarters of 2001 indicated a slowing of momentum, as revenue declined sequentially in both the third and fourth quarters.

In comparison to 2000 amounts, broadband transport revenue increased $73 million in 2001, growing 19% to $467 million. Approximately two-thirds of the increase was driven by the renegotiation of IRU contracts with one of the Company's customers. In order for these contracts to survive the customer's bankruptcy, the contracts were adjusted to reduce the services

provided, update the operations and maintenance fees to a current market rate and shorten the lives of the agreements. Revenue also increased due to sales to new and existing customers, but the increases were partially offset by circuit disconnects during the second half of the year.

Switched voice services revenue decreased 7% for 2001, from $409 million to $381 million. This was the result of a continued focus on data services and accompanying deemphasis on sales of voice services to the lower end of the switched voice services customer base. At the same time, the Company made an effort to minimize sales to less creditworthy customers in the wake of increasing bankruptcies in the wholesale segment of this market. The Company expects switched voice services revenue to continue to decline in 2002.

Data and internet revenue increased $50 million, or 77%, as revenue continued to increase on the strength of demand for dedicated IP and ATM/frame relay services. These increases were further supplemented by additional collocation revenue. Despite the growth in collocation revenue, the Company's recently announced November 2001 restructuring plan included the closure of eight of the Company's eleven data centers due to growth failing to meet expectations. As a result, the Company expects a year-over-year decrease of approximately $10 million with regard to collocation revenue in 2002.

IT consulting revenue grew $76 million, or 115%, during 2001. Of this growth, approximately $60 million was attributable to increased sales of hardware, while the remaining growth was the result of increased sales of services.

Network construction and other services revenue increased $20 million, or 30%, during 2001 as a result of a large, joint-use construction project that is expected to be complete in 2002. The increase was partially offset by the nonrecurring receipt of warrants associated with a field trial of optical equipment in 2000. As further discussed in Note 3 of the Notes to Consolidated Financial Statements, the Company's November 2001 restructuring plan included plans to exit the network construction business upon completion of that large project. Accordingly, the Company will treat the network construction business as a discontinued operation once its obligations are substantially complete, thereby reducing network construction and other services revenue in future reporting periods.

COSTS AND EXPENSES Cost of services and products primarily reflects access charges paid to local exchange carriers and other providers, transmission lease payments to other carriers, costs incurred for network construction projects and personnel and hardware costs for IT consulting. In 2001, cost of services and products amounted to $754 million, a 26% increase over the $597 million incurred during 2000. These increases were driven primarily by incremental costs needed to support the revenue growth, as described above, in broadband transport, data and internet, information technology consulting services and network construction.

SG&A expenses increased 1% to $326 million in 2001. Increased employee expenses attributable to higher headcount during the first half of the year were almost entirely offset by

lower advertising expenses and efforts to decrease consulting and contracted labor services.

EBITDA increased in 2001 by nearly $29 million, or 35%, to $110 million. EBITDA margin showed a modest increase of one point to 9%.

2000 COMPARED TO PRO FORMA 1999

REVENUE Revenue increased 35% to reach $1 billion in 2000, with all revenue categories contributing to the $257 million in growth. More than half of this increase, or $130 million, came from the broadband transport and data and internet categories. The switched voice services category provided an additional $35 million as a result of higher volumes, with an additional $92 million in revenue growth resulting from IT consulting and an increase in the number of network construction projects.

In 2000, the broadband transport category contributed an additional $89 million in revenue, increasing 29% to $393 million. Broadwing Communications continued to experience increased demand for higher-bandwidth services from its enterprise customers and benefited from higher IRU revenue during 2000.

Switched voice services revenue increased by $35 million, or 9%, during 2000, with $13 million and $22 million, respectively, in additional revenue being generated by the retail and wholesale components of this business.

Switched wholesale voice revenue increased 14%, as higher volumes resulting from the service agreement with CBAD customers were further supplemented by an increase in international minutes carried. Switched retail voice revenue increased 6%, as higher minutes of use were somewhat offset by a lower rate per minute. The retail and wholesale components also benefited from improved credit management procedures, resulting in lower uncollectible revenue.

Data and internet revenue increased 175% or $41 million in comparison to 1999. This revenue continued to grow on the strength of demand for internet-based, ATM/frame relay, data collocation and web hosting services.

IT consulting revenue increased from $14 million in 1999 to nearly $66 million in 2000. The increase was attributable to additional consulting revenue and related equipment sales.

Network construction and other services revenue of $67 million in 2000 was the result of two construction projects undertaken during the year and the receipt of warrants associated with a field trial of optical equipment. The increase in revenue of $40 million in this category was partially offset by nonrecurring, residual revenue from a prior sale of dark fiber in 1999.

COSTS AND EXPENSES Costs of services and products amounted to $597 million in 2000, a 26% increase over 1999. These increases were driven primarily by revenue growth, but were held to a minimum due to a decreased reliance on transmission and access charges from other carriers as the Company continued to expand and groom its own nationwide optical network. These costs decreased as a percentage of revenue in 2000, dropping four points to approximately 60% of revenue.

SG&A expenses were higher in 2000, increasing 17%, or $47 million, to $322 million. This was primarily due to the addition of more than 600 employees in support of new products and services and the IT consulting business. Broadwing Communications also incurred significant advertising expenditures in early-2000 in order to introduce the new "Broadwing" brand. Of the $22 million increase in advertising expense in 2000, $17 million was attributable to the initial nationwide advertising campaign that ran in the first quarter of 2000. Additional advertising expenditures were incurred in support of new and existing products and services. In the aggregate, SG&A expenses as a percentage of revenue decreased by two percentage points to slightly less than 33%.

Despite the higher SG&A expenses noted above, the Broadband segment produced a significant improvement in EBITDA. EBITDA increased by more than $88 million from negative EBITDA of $7 million in 1999 to $81 million in positive EBITDA in 2000. EBITDA margin grew to slightly more than 8% in 2000, an improvement of nine margin points versus the –1% EBITDA margin reported in 1999.

LOCAL

The Local segment provides local telephone service, network access, data transport services, high-speed internet access and switched long-distance as well as other ancillary products and services to customers in southwestern Ohio, northern Kentucky and southeastern Indiana. This market consists of approximately 2,400 square miles located within a 25-mile radius of Cincinnati, Ohio. Services are provided by the Company's CBT subsidiary.

($ in millions)	2001	2000	$ Change 2001 vs. 2000	% Change 2001 vs. 2000	1999	$ Change 2000 vs. 1999	% Change 2000 vs. 1999
REVENUE							
Local service	$465.3	$452.8	$12.5	3%	$427.0	$ 25.8	6%
Network access	205.4	199.9	5.5	3%	184.8	15.1	8%
Other services	162.5	141.2	21.3	15%	128.1	13.1	10%
Total revenue	833.2	793.9	39.3	5%	739.9	54.0	7%
COSTS AND EXPENSES:							
Cost of services and products	280.9	262.9	18.0	7%	274.9	(12.0)	(4)%
Selling, general and administrative	129.5	138.5	(9.0)	(6)%	140.8	(2.3)	(2)%
Y2K and regulator mandated	–	–	–	–	4.6	(4.6)	(100)%
Total costs and expenses	410.4	401.4	9.0	2%	420.3	(18.9)	(4)%
EBITDA	$422.8	$392.5	$30.3	8%	$319.6	$ 72.9	23%
EBITDA margin	50.7%	49.4%		+1 pt	43.2%		+6 pts

2001 COMPARED TO 2000

REVENUE During 2001, revenue increased $39 million versus 2000, or 5%, to $833 million. High-speed data and internet services, value-added services such as custom calling features, equipment sales and related installation and maintenance, and the resale of broadband products contributed nearly all of the revenue growth. CBT continued to produce revenue growth by leveraging the investment in its network and through creative product bundling solutions such as its Complete Connections® offering, which allows the customer to consolidate high-speed data transport, local service, custom-calling features, internet access, wireless, and long-distance on one customer bill.

Local service revenue grew 3% during the year to $465 million and contributed 32% of the total revenue growth of the segment in 2001. The Company's Complete Connections® calling service bundle added over 55,000 subscribers during the year, bringing total residential subscribership to 236,000, or 35% of all residential households in CBT's operating area. Of the Complete Connections subscribers, nearly 24,000 have chosen the most comprehensive bundle, Complete Connections Universal.® CBT continued to expand the Company's asynchronous digital subscriber line ("ADSL") high-speed data transport service with subscribership growing to 61,000, a 54% increase over 2000. CBT is able to provision service across the vast majority of its local network infrastructure, as 84% of its access lines are loop-enabled for ADSL transport.

Network access revenue of $205 million increased $6 million, or 3%, compared to 2000 as a result of a 19% increase in digital and optical services, measured in voice-grade equivalents ("VGEs"), offset slightly by a decrease in rates.

In comparison to 2000, other services revenue grew 15%, or $21 million, to $163 million. The increase in this category was attributable to internet access services, equipment sales

and related installation and maintenance, and the resale of national broadband products. The Company's internet access service (FUSE,) added 26,000 new subscribers during the year, bringing total subscribership at the end of 2001 to approximately 100,000.

COSTS AND EXPENSES Cost of services and products of $281 million during 2001 totaled 7% more than 2000, an $18 million increase. CBT incurred increases totaling $37 million during 2001 in the cost of materials for equipment sales, resale of national broadband products and customer care expenses related to high-speed data transport service as related revenue increased. These increases were offset by reductions of $19 million in labor costs due to lower headcount and in reciprocal compensation expense as a result of recent settlements and regulatory rulings.

SG&A expenses decreased 6%, or $9 million, primarily due to an $8 million reduction in advertising expenses associated with a bundled product offering promotional campaign in 2000 not repeated in 2001. Reduced headcount also contributed to the decrease.

As a result of the above, EBITDA reached $423 million in 2001, a $30 million, or 8%, increase over 2000. Similar improvement was achieved with regard to EBITDA margin, which increased over one margin point.

CBT maintained its margins, EBITDA and profitability by leveraging the investment in its telecommunications network to offer new value-added products and services without significant incremental costs. In addition, CBT offers a wide variety of telecommunications services at attractive prices with the added convenience of one customer bill. As a result, CBT has lost only 2% of access lines to competitors since 1998.

2000 COMPARED TO 1999

REVENUE Revenue increased $54 million to $794 million in 2000 as all revenue categories contributed to the 7% growth over 1999. Of this increase, 74% came from high-speed data and internet services. CBT also continued to leverage the investment in its network assets through the sale of value-added services such as custom calling features. The sale of these and other value-added services were the primary drivers of the remaining revenue growth.

The local service category provided consistent revenue growth and accounted for nearly half of the increase for the segment, growing 6% or $26 million in 2000. Nearly 84,000 new subscribers were added for the Company's Complete Connections® calling service bundle during 2000, bringing total residential subscribership and penetration rates to 180,000 and 25%, respectively. Of the 84,000 new Complete Connections subscribers, nearly 10,000 chose CBT's latest product bundling offer, Complete Connections Universal® (introduced May 1,

2000), which allows the customer to combine high-speed data transport, local service, custom-calling features, internet access, wireless and long-distance services on one customer bill. Similar success has been achieved with regard to the Company's high-speed data transport service with subscribership now nearing 40,000, resulting in $8 million in additional revenue in 2000. By the end of 2000, CBT was able to provision asynchronous digital subscriber line ("ADSL") service across the vast majority of its local network infrastructure, with 80% of its access lines being loop-enabled for ADSL transport.

Network access revenue of $200 million in 2000 represented an 8%, or $15 million, increase over 1999. VGE's from digital and optical services increased 37% and 59%, respectively, providing an additional $17 million of revenue growth for the segment. The Company also realized approximately $5 million in additional revenue due to the recovery of mandated telecommunications costs such as universal service fees. In spite of a 6% increase in access minutes of use, 2000 switched access revenue was approximately $7 million lower due to decreased per-minute rates as part of the optional incentive rate regulation instituted at the federal level in July 1999.

Other services revenue grew 10% in 2000, increasing $13 million to $141 million. The Company's internet access service (FUSE) produced 26,000 new subscribers and $5 million in new revenue for 2000, ending the year with 74,000 subscribers. Further increases in the other services category are attributable to equipment sales and related installation and maintenance.

COSTS AND EXPENSES Costs of services and products of $263 million in 2000 was $12 million less than 1999, representing a 4% decrease. In 2000, CBT benefited from a $4 million reduction in salaries and wages, a $5 million reduction in postretirement benefits and a $7 million reduction in computer programming expense ($3 million of which was attributable to the completion of Year 2000 programming initiatives in 1999). This was partially offset by a $1 million increase in customer care expenses for the high-speed internet access service and a $2 million increase in materials and supplies related to equipment sales. As a result of higher revenue and the aforementioned expense reductions, gross profit margin improved by four margin points to approximately 67% in 2000.

SG&A expenses were $7 million lower than in 1999 due to a $5 million reduction in Year 2000 programming expenses and a reduction in outsourced telemarketing expense. These reductions were somewhat offset by higher advertising expenses associated with new calling service bundles and the Company's ADSL service.

As a result of the above, EBITDA grew to nearly $393 million in 2000, a $73 million, or 23%, increase over 1999. Similar improvement was achieved with regard to EBITDA margin, which expanded by six margin points to more than 49%.

WIRELESS

The Wireless segment comprises the operations of CBW, a venture in which the Company owns 80.1% and AWS owns the remaining 19.9%. This segment provides advanced wireless digital personal communications services and sales of related communications equipment to customers in its Greater Cincinnati and Dayton, Ohio operating areas. Services are provided over CBW's regional and AWS's national wireless networks.

($ in millions)	2001	2000	$ Change 2001 vs. 2000	% Change 2001 vs. 2000	1999	$ Change 2000 vs. 1999	% Change 2000 vs. 1999
REVENUE							
Service	$232.6	$167.1	$65.5	39%	$ 78.7	$88.4	112%
Equipment	15.4	12.9	2.5	19%	12.7	0.2	2%
Total revenue	248.0	180.0	68.0	38%	91.4	88.6	97%
COSTS AND EXPENSES:							
Cost of services and products	102.5	80.2	22.3	28%	58.6	21.6	37%
Selling, general and administrative	79.5	81.3	(1.8)	(2)%	58.4	22.9	39%
Total costs and expenses	182.0	161.5	20.5	13%	117.0	44.5	38%
EBITDA	$ 66.0	$ 18.5	$47.5	257%	$(25.6)	$44.1	(172)%
EBITDA margin	26.6%	10.3%		+16 pts	(28.0)%		+38 pts

2001 COMPARED TO 2000

REVENUE Wireless segment revenue grew 38%, or $68 million, to $248 million in 2001, with revenue growth of approximately $66 million attributable to higher service revenue for both postpaid and prepaid subscribership. Postpaid revenue accounted for approximately 68% of the revenue growth during the year while prepaid provided 29% of the growth. The remaining growth for the segment was provided by additional equipment sales due to increased subscribership as the result of successful marketing campaigns.

Approximately 123,000 net subscribers were added in 2001, with nearly 56% of the growth, or 69,000 subscribers, coming from the postpaid category and the remainder from prepaid services. At year end, total subscribership stood at approximately 462,000, a 36% increase versus the end of 2000. Subscribership of 462,000 represented nearly 14% of the total population within the Greater Cincinnati and Dayton, Ohio metropolitan areas. Subscribership to CBW's i-wireless℠ prepaid product grew from approximately 97,000 subscribers at the end of 2000 to approximately 151,000 at the end of 2001. This is significant because i-wireless℠ represents an efficient use of CBW's wireless network. These subscribers generally make use of the network during off-peak periods. The cost per gross addition ("CPGA") for i-wireless℠ subscribers was less than half that of postpaid subscribers.

Average revenue per unit ("ARPU") from postpaid subscribers of $61 in 2001 decreased approximately $5 in comparison to 2000 due to pricing pressure from increasing competition and higher penetration rates among lower usage subscribers. Average monthly customer churn remained low in the face of aggressive competition and was among the best in the industry at 1.56% for postpaid subscribers.

COSTS AND EXPENSES Cost of services and products consists largely of incollect expense (whereby CBW incurs costs associated with its subscribers using their handsets while in the territories of other wireless service providers), network operations costs, interconnection expenses and cost of equipment sold. These costs were 41% of revenue during 2001, an improvement from the 45% incurred during 2000. In total, costs of services and products increased 28% in 2001 to $103 million due primarily to increased subscribership and associated interconnection charges, incollect expense, customer care and operating taxes. Gross profit and gross profit margin also improved, increasing to $146 million and 59%, respectively. Gross profit margin of 59% in 2001 represents four points in gross margin improvement versus 55% in 2000.

SG&A expenses include the cost of customer acquisition, which consists primarily of the subsidy of customer handsets, advertising, distribution and promotional expenses. These costs decreased by nearly $2 million in 2001, or 2%, as net subscribers added in 2001 were below 2000 additions. In 2001, the CPGA for postpaid customers was $352, or 3% more than the $342 incurred in the prior year. SG&A expenses continued to decrease as a percentage of total revenue, decreasing from 45% of revenue in 2000 to 32% in 2001 as CBW continued to leverage the Company's established brand name in the local market.

The Wireless segment continued significant EBITDA improvements as CBW leveraged its network investment and benefited from an embedded customer base, low customer churn and ongoing promotional efforts. In 2001, EBITDA of nearly $66 million represented a $48 million improvement over the prior year. Additionally, EBITDA margin increased 16 margin points to nearly 27% in the current year.

2000 COMPARED TO 1999

REVENUE Wireless segment revenue nearly doubled in 2000, growing 97% to $180 million. Revenue growth of $89 million was the result of higher service revenue as equipment sales were virtually unchanged in comparison to 1999. Service revenue continued to grow on the basis of both postpaid and prepaid subscribership, increasing from $79 million in 1999 to $167 million in 2000 as a result of relatively high ARPU and low customer churn.

Approximately 177,000 net subscribers were added during 2000, with growth coming almost equally from the postpaid and prepaid categories. At the end of 2000, total subscribership stood at approximately 340,000, a 110% increase versus the end of 1999. Subscribership of 340,000 represented approximately 10% of the licensed population of potential subscribers within the Greater Cincinnati and Dayton, Ohio metropolitan areas.

ARPU from postpaid subscribers of $66 in 2000 remained relatively constant in comparison to 1999 due to pricing pressure from increasing competition. Average monthly customer churn remained low and was among the best in the industry at 1.42% for postpaid subscribers. Additionally, subscribership to CBW's i-wireless[SM] prepaid product grew from approximately 11,000 subscribers at the end of 1999 to more than 97,000 at the end of 2000. This is significant for the reasons noted in the previous section.

COSTS AND EXPENSES Cost of services and products were 45% of revenue during 2000, significantly less than the 64% incurred during 1999. In total, costs of services and products increased 37% in 2000 to $80 million due primarily to increased subscribership and associated interconnection charges, incollect expense, customer care and operating taxes. Gross profit and gross profit margin also continued their rapid improvement, increasing to almost $100 million and 55%, respectively. Gross profit margin of 55% in 2000 represents nearly 20 points in gross margin improvement versus 36% in 1999.

SG&A expenses increased by nearly $23 million in 2000, or 39%, in support of significant growth in subscribership. In 2000, the CPGA for postpaid customers was $342, or 9% less than the $376 incurred in 1999. SG&A expenses also dropped significantly as a percentage of total revenue, decreasing from 64% of revenue in 1999 to 45% in 2000.

In 2000, EBITDA of nearly $19 million represented a $44 million improvement over 1999. Also increasing was EBITDA margin, expanding to 10% in 2000, an improvement of more than 38 margin points versus the −28% EBITDA margin reported in 1999.

OTHER

The Other segment comprises the operations of the Company's CBAD (formerly Cincinnati Bell Long Distance), CBD, ZoomTown and Public subsidiaries. The results of operations of Cincinnati Bell Supply are no longer reflected in this segment pursuant to the sale of this business in the second quarter of 2000. Effective on January 1, 2002, as further described in Note 3 of the Notes to Consolidated Financial Statements, ZoomTown's

managed web hosting activities were merged into Broadwing Communications and will be reported in the Broadband segment subsequent to December 31, 2001. ZoomTown's DSL and internet operations will be assumed by CBT subsequent to December 31, 2001. In addition, in February 2002, the Company announced an agreement to divest 97.5% of CBD. The Company closed the sale of CBD on March 8, 2002.

($ in millions)	2001	2000	$ Change 2001 vs. 2000	% Change 2001 vs. 2000	1999	$ Change 2000 vs. 1999	% Change 2000 vs. 1999
REVENUE	$166.3	$142.2	$24.1	17%	$109.3	$ 32.9	30%
COSTS AND EXPENSES:							
Cost of services and products	95.6	84.3	11.3	13%	58.3	26.0	45%
Selling, general and administrative	44.1	54.3	(10.2)	(19%)	26.6	27.7	104%
Total costs and expenses	139.7	138.6	1.1	1%	84.9	53.7	63%
EBITDA	$ 26.6	$ 3.6	$23.0	n/m	$ 24.4	$(20.8)	(85)%
EBITDA margin	16.0%	2.5%		+14 pts	22.3%		(20) pts

2001 COMPARED TO 2000

REVENUE Other segment revenue in 2001 increased $24 million over 2000 to $166 million. Consistent with 2000, CBAD produced over two-thirds of the revenue growth, or $17 million, based on the continued success of its "Any Distance" long-distance service offering. This offer has been successful in capturing 534,000 subscribers in Cincinnati and Dayton, Ohio, with subscribership in the Cincinnati area representing residential and business market shares of approximately 67% and 38% of access lines, respectively.

CBD continued to provide nearly half of the revenue in this segment as the directory business grew by $2 million, or 3%, during 2001. ZoomTown's web hosting and content business produced approximately $3 million in additional revenue compared to 2000. Revenue from Public contributed the remaining revenue growth, increasing by approximately $2 million, or 10%, as the unit won contracts to place more public payphone units.

COSTS AND EXPENSES Cost of services and products totaled $96 million in 2001, a 13%, or $11 million increase versus 2000. CBAD costs increased nearly $8 million due to increased access charges as volume continued to grow. ZoomTown costs increased nearly $4 million as additional costs were incurred for network operations associated with the growth of the web hosting business. CBD's costs decreased approximately $1 million due to lower commodity prices and cost controls.

In 2001, gross profit margin for the segment increased two margin points to approximately 43%. The gross profit margin at ZoomTown fell four margin points, but was more than offset by improvements at CBAD, CBD and Public. Gross profit margin improved for the segment as CBAD began to leverage its initial expenditures for the Any Distance offering, while improvements at CBD and Public resulted from increased revenue and tightly controlled costs.

SG&A expenses decreased $10 million, or 19%, in 2001. Nearly all of the decrease is due to the relatively high customer acquisition costs at CBAD incurred in 2000 as part of the introduction of the Any Distance offering not repeated in 2001. The remaining decreases in SG&A during 2001 related to cost savings at CBD due to a decrease in marketing expenses.

EBITDA improved to $27 million, a $23 million increase from 2000. EBITDA margin experienced a similar improvement, increasing from 3% in 2000 to 16% in 2001. As described above, these improvements were primarily the result of increased subscribership and decreased start-up costs and marketing expenses at CBAD.

2000 COMPARED TO 1999

REVENUE Revenue of $142 million in 2000 represented a 30%, or $33 million increase versus 1999. Producing the vast majority of the revenue growth was CBAD, increasing $27 million in comparison to 1999 on the success of its new "Any Distance" service offering. This offer was successful in capturing 365,000 subscribers in Cincinnati during 2000, representing residential and business market share of approximately 60% and 29%, respectively.

Accounting for more than half of the total revenue for this segment and 12% of its growth was CBD, producing $4 million in additional revenue versus 1999 on the strength of a successful sales campaign. ZoomTown's web hosting and content business provided approximately $5 million in additional revenue in its first full year of operation. Revenue from Public was approximately $2 million less than in 1999, as a result of erosion caused by the steady growth in the use of wireless communications.

COSTS AND EXPENSES Costs of services and products were $84 million in 2000, a 45%, or $26 million increase versus 1999. CBAD and ZoomTown incurred $18 million and $5 million increases, respectively, primarily for employee and customer care costs associated with the new Any Distance offering and the launch of ZoomTown's web hosting business. CBD also experienced a $2 million increase in direct costs resulting from higher sales commissions and printing costs for its directories. The remaining $1 million increase was incurred by Public and was primarily attributable to increased line charges.

In 2000, gross profit margin for the segment decreased six margin points to approximately 41% as a result of the above. However, gross profit margin for the segment began to improve near the end of 2000 as CBAD and Zoomtown began to leverage their initial expenditures for the Any Distance offering and the new web hosting operations.

SG&A expenses more than doubled in 2000, increasing 104% to $54 million. Of the $28 million increase, $23 million was attributable to the relatively high customer acquisition costs incurred by CBAD as part of the introduction of the Any Distance offering. The remaining $5 million was incurred by ZoomTown as a result of the launch of its web hosting business.

EBITDA decreased to $4 million in 2000 as a result of the above, an 85% reduction in comparison to the $24 million reported in 1999. EBITDA margin experienced a similar decline, decreasing from 22% in 1999 to less than 3% in 2000. These decreases were due to the many start-up costs and advertising expenses associated with new product introductions in 2000.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

CAPITAL INVESTMENT, RESOURCES AND LIQUIDITY

The Company's continued transformation from a local wireline voice communications provider to a national provider of data, voice and internet services and a regional provider of wireless services has resulted in significant financing requirements. Although the Company expects to continue to generate positive cash flow from operations in 2002, capital expenditures and other investing needs will continue to drive the Company's need for additional borrowings for a substantial portion of the year.

In order to provide for these cash requirements and other general corporate purposes, the Company maintains a $2.3 billion credit facility with a group of lending institutions. The credit facility consists of $900 million in revolving credit which matures in 2004, $750 million in term loans from banking institutions and $650 million in term loans from nonbanking institutions. At December 31, 2001, the Company had drawn approximately $1.95 billion from the credit facility in order to refinance its existing debt and debt assumed as part of the Merger and to provide for the Company's capital investment needs. At December 31, 2001, the Company had approximately $350 million in additional borrowing availability from the revolving credit facility. Total availability under this credit facility will decrease throughout 2002 to approximately $1.8 billion due to approximately $335 million related to prepayment of the outstanding term debt facilities from the proceeds of the sale of CBD, $5 million due to scheduled amortization of the term debt facilities and $135 million due to scheduled amortization of the revolving credit facility. The Company believes that its borrowing availability will be sufficient to provide for its financing requirements in excess of amounts generated by operations during 2002.

The short-term debt on the balance sheet consisted of approximately $139 million of principal payments, $119 million of which was related to the credit facility and $20 million of which was related to CBT Bond payments due during the next twelve months. The remaining balance of short-term debt of $11 million was related to the short-term portion of capital leases.

The interest rates charged on borrowings from the credit facility can range from 100 to 275 basis points above the London Interbank Offering Rate ("LIBOR"), and are currently between 225 and 275 basis points above LIBOR as a result of the Company's credit rating. The Company incurs banking fees in association with this credit facility that range from 37.5 basis points to 75 basis points, applied to the unused amount of borrowings of the facility. During 2001, these fees amounted to approximately $2 million.

The Company is also subject to financial covenants in association with the $2.3 billion credit facility. These financial covenants require that the Company maintain certain debt to EBITDA, debt to capitalization, senior secured debt to EBITDA and interest coverage ratios. This facility also contains certain covenants which, among other things, may restrict the Company's ability to incur additional debt or liens; pay dividends; repurchase Company common stock; sell, transfer, lease, or dispose of assets; make investments or merge with another company. The Company obtained an amendment to its credit facility to exclude charges associated with the November 2001 Restructuring Plan from the covenant calculations. The Company is in compliance with all covenants set forth in its credit facility and other indentures. Please refer to Note 5 of the Notes to Consolidated Financial Statements contained in this report for a complete discussion of debt and the related covenants.

In March 2002, the Company obtained an amendment for certain financial calculations and consent to its $2.3 billion credit facility to allow for the sale of 97.5% of CBD, exclude charges related to SFAS 142, increase its ability to incur additional indebtedness and amend certain defined terms.

As of the date of this annual report, the Company maintains the following credit ratings:

Entity	Description	Standard and Poor's	Fitch Rating Service	Moody's Investor Service
BRW	Corporate Credit Rating	BB	BB	Ba3
CBT	Corporate Credit Rating	BB	BB+	Ba1

In February 2002, the Company's corporate credit rating was downgraded by Moody's Investors Service to Ba3 from its previous level of Ba1. In March 2002, the Company's corporate credit rating was downgraded by Standard and Poor's and Fitch Rating Service to BB from its previous level of BB+. These downgrades will result in additional cash interest expense of 50 basis points on up to $1.65 billion of the Company's $2.3 billion credit facility, thereby increasing interest expense by $6 million to $8 million annually. In the past, the credit facility was secured only by a pledge of the stock certificates of certain subsidiaries of the Company. Upon the downgrades, the Company became obligated to provide certain subsidiary guarantees and liens on the assets of the Company and certain subsidiaries in addition to the stock certificates of the subsidiaries. In order for the Company to comply fully with these requirements, it may be necessary for the Company and its subsidiaries to obtain various regulatory and

other approvals. If the Company were unable to do so, it would likely seek to obtain waivers from its lenders. If for these or any other reasons, the Company were unable to comply with these obligations, it could be in default under its credit facility, which would enable the lenders to terminate their commitments and accelerate their loans.

The Company does not have any downgrade triggers that would accelerate the maturity dates of its debt. However, further downgrades in the Company's credit rating could adversely impact the cost of current and future debt facilities. Based on the balances of the Company's outstanding long-term debt as of December 31, 2001, a 1% increase in the Company's average borrowing rates would result in approximately $19 million in incremental interest expense. In addition, if the Company's credit rating is below Baa3 or BBB– as rated by Moody's or Standard & Poor's, respectively, in 2002, the Company is obligated by its credit facility covenants to use 50% of any annual excess cash flows, as defined in its credit facility agreement, to reduce its outstanding borrowings. If the Company is unable to meet the covenants of its various debt agreements, the payment of the underlying debt could be accelerated. Additionally, the Company is currently obligated by its credit facility

to use the net cash proceeds received from certain asset sales or issuances of debt by the Company or any of its subsidiaries to reduce its outstanding borrowings.

The Company had ownership positions in equity securities that were valued at approximately $39 million as of December 31, 2001 following the liquidation of the Company's investments in Corvis, Applied Theory and PSINet and its receipt of shares from the demutualization of Anthem, Inc. The Anthem securities, valued at approximately $23 million at December 31, 2001, had been deemed a trading security and were classified as a short-term investment (see Note 4 of the Notes to Consolidated Financial Statements for a further discussion of these various investments). In January 2002, the Company sold its entire investment in Anthem for total net proceeds of approximately $23 million.

Capital expenditures to maintain and strategically expand the national optical network, enhance the wireless network and maintain the local Cincinnati wireline network are expected to be approximately $300 million in 2002 versus $649 million in 2001. The reduction in capital expenditures is the result of the completion of the optical overbuild of the national network and the footprint of the regional wireless network.

The following table summarizes the Company's contractual obligations as of December 31, 2001:

Contractual Obligations ($ in millions)		Payments Due by Period			
	Total	<1 Year	1–3 Years	4–5 Years	Thereafter
Debt	$2,803.3	$138.8	$1,217.7	$555.0	$891.8
Capital Leases, excluding interest	48.7	11.2	13.8	5.4	18.3
Noncancelable Operating Lease Obligations	244.4	42.1	71.6	45.7	85.0
Unconditional Purchase Obligations	200.2	111.6	88.6	–	–
Total	$3,296.6	$303.7	$1,391.7	$606.1	$995.1

As part of the November 2001 Restructuring Plan, the Company announced its intention to exit several data centers, reduce network costs and consolidate office space. To the extent the Company can sublease or negotiate terminations, contractual obligations could decrease. Through March 2002, the Company negotiated contract terminations which reduced future commitments by approximately $73 million.

BALANCE SHEET

The following comparisons are relative to December 31, 2000.

The change in cash and cash equivalents, short-term investments, investments in other entities and long-term debt is further explained in the preceding discussion of capital investment, resources and liquidity or in the cash flow discussion below. The decrease in accounts receivable was primarily the result of improved collections as days sales outstanding decreased by 4%. The increase in materials and supplies of $5.6 million was driven by the Wireless segment ($2.2 million) and ZoomTown ($2.6 million) as increasing wireless and ADSL sales required additional inventory of equipment to meet customer demand.

Deferred income tax benefits increased by $120 million or 110% as operating loss carryforwards continue to grow.

Accounts payable decreased 26% primarily as capital spending associated with construction of the optical network decreased substantially during the fourth quarter of 2001. The increase in current unearned revenue of $97 million and the decrease in noncurrent unearned revenue of $195 million were due primarily to the renegotiation of outstanding IRU agreements. A significant portion of the difference was recognized into revenue during the year. The buyer of IRU services typically pays cash upon execution of the contract. The Company's policy and practice is to amortize these amounts into revenue over the life of the contract.

Accumulated other comprehensive income decreased by $93 million as the Company's investments in PSINet and Applied Theory lost value and were subsequently sold on the open market, causing the remaining unrealized gain to be realized into income during 2001. Adding to the loss in other comprehensive income was approximately $7 million related to interest rate swaps that carry fixed interest rates above current market rates as interest rates declined throughout 2001.

CASH FLOW

In 2001, cash provided by operating activities totaled $259 million, $73 million lower than the $332 million generated during 2000, as a lower net loss was more than offset by increased working capital.

The Company's significant investing activities included outflows for capital expenditures and inflows from the sale of equity investments. Capital expenditures in 2001 totaled $649 million, $195 million lower than the $844 million spent in 2000. The decrease is due to completion of both the national network and its optical overbuild in addition to the completion of the wireless network footprint and installation of ADSL-enabling equipment at CBT. The Company received proceeds of $115 million from the sale of its entire equity stake in PSINet, Applied Theory and Corvis.

Consistent with 2000, no dividends were paid on common stock in 2001. However, approximately $11 million in preferred stock dividends were paid to holders of the 6¾% preferred stock during 2001 (cash payments in 2000 included the 7¼% preferred stock which was converted into common shares of the Company in April 2000). Additionally, the Company switched to cash payments of dividends on its 12½% preferred stock on November 16, 1999, and approximately $49 million in dividends were paid on this preferred stock in 2000 and 2001. This amount is included in the "Minority interest expense (income)" caption in the Consolidated Statements of Operations and Comprehensive Income (Loss). Please refer to Notes 7 and 8 of the Notes to Consolidated Financial Statements for a detailed discussion of minority interest and preferred stock.

During 2001, the Company increased its net borrowings under its credit facility by $308 million. The Company incurred additional debt of $30 million from payment-in-kind interest on the 6¾% Notes. Please see Note 5 of the Notes to Consolidated Financial Statements for a detailed discussion of indebtedness.

Approximately $23 million in cash was generated through the issuance of common shares of the Company as a result of stock option exercises during 2001. This compares to approximately $64 million generated in 2000 from the exercise of stock options.

EBITDA

EBITDA represents net income (loss) from continuing operations before interest, income tax expense (benefit), depreciation, amortization, restructuring and other charges (credits), minority interest expense (income), equity loss in unconsolidated entities, loss (gain) on investments, other expense (income), extraordinary items and the effect of changes in accounting principles. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss) as

an indicator of the Company's operating performance or as an alternative to cash flows as a source of liquidity, and may not be comparable with EBITDA as defined by other companies. The Company has presented certain information regarding EBITDA because the Company believes that EBITDA is generally accepted as providing useful information regarding a company's ability to service and incur debt. In addition, the Company uses EBITDA as a key measurement of operating segment performance.

EBITDA of $626 million in 2001 increased 26%, or $128 million, versus 2000, with all segments contributing to the increase. The Broadband segment contributed 22% of the increase or $29 million as the segment continued to leverage its network investment. The Wireless segment constituted 37% or $48 million of the increase as it recognized economies from a nearly completed network and brand name equity built over previous periods. The Local segment contributed 24% of the increase or $30 million as aggressive cost management helped leverage incremental revenue of $39 million. The Other segment added 18% of the EBITDA growth for 2001, or $23 million, substantially due to market share gains by CBAD. These increases were offset by corporate eliminations.

EBITDA of $498 million in 2000 represented a $168 million, or 51% improvement over the $330 million reported in 1999. The Broadband segment contributed $80 million in additional EBITDA as a result of the Merger and operating improvements realized during 2000. The Local and Wireless segments provided increases of $73 million and $44 million, respectively, as these segments began to more fully leverage previous network investment and promotional efforts. This was somewhat offset by the declining EBITDA of the Other segment which was primarily attributable to advertising and other start-up costs associated with the Any Distance service. EBITDA margin decreased by six margin points to 24%, as a significant decrease in the EBITDA margin of the Other segment was partially offset by the improvements of the remaining segments.

REGULATORY MATTERS AND COMPETITIVE TRENDS

FEDERAL The Telecommunications Act of 1996 (the "1996 Act"), including the rules subsequently adopted by the Federal Communications Commission ("FCC") to implement the 1996 Act, can be expected to impact CBT's in-territory local exchange operations in the form of greater competition.

STATE At the state level, CBT conducts local exchange operations in portions of Ohio, Kentucky and Indiana and, consequently, is subject to regulation by the Public Utilities Commissions ("PUC") in those states. In Ohio, the PUC is concluding a proceeding that will establish permanent rates that CBT can charge to competitive local exchange carriers for unbundled

network elements. The Kentucky commission recently initiated a similar case to establish rates for unbundled network elements in Kentucky. The establishment of these rates is intended to facilitate market entry by competitive local exchange carriers.

The Ohio PUC has required SBC Communications Inc. ("SBC") and Verizon Communications Inc. ("Verizon") to offer competitive local exchange services in several Ohio markets, including the Cincinnati market, as a condition to the approval of their respective mergers involving Ameritech Corp. and GTE Corp. Both SBC and Verizon have entered into interconnection agreements with CBT and are expected to begin competing during 2002.

CBT is currently subject to an Alternative Regulation Plan ("Alt Reg Plan") in Ohio. The current Alt Reg Plan gives CBT pricing flexibility in several competitive service categories in exchange for CBT's commitment to freeze certain basic residential service rates during the term of the Alt Reg Plan. The term of the current Alt Reg Plan will expire on June 30, 2002. However, CBT has the right to request that the Alt Reg Plan be extended through June 30, 2003. CBT requested this extension on March 1, 2002. A decision from the Ohio PUC is currently pending. In the event CBT's request is denied, CBT would be required to initiate a proceeding to establish a new Alt Reg Plan or, if then available, adopt the generic Alt Reg Plan currently being developed by the Ohio PUC. Failure to obtain an extension of the current Alt Reg Plan, or to obtain approval of a new Alt Reg Plan with similar pricing flexibility, could have an adverse impact on CBT's operations.

CONTINGENCIES

In the normal course of business, the Company is subject to various regulatory proceedings, lawsuits, claims and other matters. Such matters are subject to many uncertainties and outcomes that are not predictable with assurance. However, the Company believes that the resolution of such matters for amounts in excess of those accounted for in the consolidated financial statements would not likely have a materially adverse effect on the Company's financial condition.

A total of 26 Equal Employment Opportunity Commission ("EEOC") charges were filed beginning in September 1999 by Broadwing Telecommunications Inc. employees located in the Houston office (formerly Coastal Telephone, acquired by IXC in May 1999) alleging sexual harassment, race discrimination and retaliation. After completing its internal investigation of the charges and cooperating fully with the EEOC, the Company and the complainants participated in a voluntary mediation proceeding conducted by the EEOC. Through the mediation process in 2000

and 2001, the Company was able to reach settlement with all 26 complainants for immaterial amounts. The Company also entered into a Conciliation Agreement with the EEOC. As this matter has now concluded with no further material exposure seen for the Company, this item will no longer appear in future Company reports unless circumstances change.

COMMITMENTS

The Company leases certain facilities and equipment used in its operations. Total rental expenses were approximately $42 million, $32 million and $23 million in 2001, 2000 and 1999, respectively.

The Company's Broadwing Communications subsidiary entered into a purchase commitment with Corvis Corporation, a Columbia, Maryland-based manufacturer of optical network equipment. The agreement specifies that the Company will purchase $200 million in optical network equipment from Corvis Corporation over a two-year period beginning in July 2000. As of December 31, 2001, the Company had satisfied $180 million of this purchase commitment.

In 2001, the Company's Broadwing Communications subsidiary entered into two separate agreements with Teleglobe Inc. ("Teleglobe"), a Reston, Virginia-based telecommunications company. One agreement states that the Company will sell Teleglobe $180 million of IRU services over three years. The second agreement states that over four years the Company would purchase $90 million of services and equipment from Teleglobe. Purchases under this commitment will primarily consist of international voice and data services and will be expensed as incurred. The remaining commitment will be satisfied through the purchase of equipment and collocation services. As of December 31, 2001, the Company had satisfied $25 million of its commitment to Teleglobe.

In 2001 and 2000, the Company's Broadwing Communications subsidiary entered into agreements with two vendors to provide bundled internet access to the Company's customers based on a monthly maintenance fee. As of December 31, 2001, Broadwing Communications has committed to purchase approximately $76 million bundled internet access over three years from these vendors. These services were previously purchased from other vendors on a usage basis. In March 2002, the Company negotiated a contract termination with one of these vendors, which reduced the total of these future commitments to $17 million.

The Company's Broadwing Communications subsidiary has committed to expenditures of approximately $32 million in order to satisfy the contractual commitments with respect to its network construction projects.

RECENTLY ISSUED ACCOUNTING STANDARDS

On June 29, 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 requires use of the purchase method of accounting for all business combinations initiated after June 29, 2001. SFAS 141 also established specific criteria for the recognition of intangible assets separately from goodwill.

On June 29, 2001 the FASB also issued SFAS 142, which requires cessation of the amortization of goodwill and annual impairment testing of those assets. The Company will adopt SFAS 141 and 142 on January 1, 2002, as required. The Company expects amortization expense in 2002 of $45 million based on implementation of the provisions of SFAS 142, which is substantially less than the $114 million recorded in 2001. In addition, the Company is required to test its goodwill for impairment as of January 1, 2002. The book value of the Company's goodwill as of December 31, 2001 totaled approximately $2.0 billion. The Company expects the implementation of SFAS 142 will require a significant write-down of goodwill, in excess of $1.0 billion, in order to state the goodwill at its fair value. The Company expects to record this write-down in the first quarter of 2002 as a change in accounting principle.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). This statement deals with the costs of closing facilities and removing assets. SFAS 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the underlying asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact, if any, that SFAS 143 will have on its future consolidated financial statements.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes Statement of Financial Accounting Standard No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") and amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business". SFAS 144 develops one accounting model for long-lived assets that are disposed of by sale, based on the model previously developed in SFAS 121. This standard also makes changes to the manner in which amounts from discontinued operations are measured and expands the scope of the components of an entity that qualify for discontinued operations treatment. This statement is effective for fiscal years beginning after December 15, 2001. The Company will implement this standard as required on January 1, 2002, and does not expect this standard to have any material impact on the Company's consolidated financial statements.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In June 1998, the FASB issued Statement of Financial Accounting Standard SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that a derivative instrument be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS 133 was subsequently amended through the release of SFAS 137, which provided for a deferral of the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. As a result, the Company adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 and related amendments did not have a material effect on the Company's results of operations, cash flows or financial position.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". As required, the Company adopted SAB 101 in the fourth quarter of 2000 and modified its revenue recognition policies retroactive to January 1, 2000, to recognize service activation revenue and associated direct incremental costs over their respective average customer lives. As a result, the previously reported quarterly results for the first three quarters of 2000 have been restated. The adoption of SAB 101 did not have a material effect on the Company's financial position or results of operations.

BUSINESS DEVELOPMENT

In order to enhance shareowner value, the Company actively reviews opportunities for acquisitions, divestitures and strategic partnerships.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to the impact of interest rate fluctuations. To manage its exposure to interest rate fluctuations, the Company uses a combination of variable rate short-term and fixed rate long-term financial instruments. The Company employs derivative financial instruments to manage its exposure to fluctuations in interest rates. The Company does not hold or issue derivative financial instruments for trading purposes or enter into interest rate transactions for speculative purposes. For a more detailed discussion of the Company's use of financial instruments, see Note 6 of the Notes to Consolidated Financial Statements.

The Company is, however, required by terms negotiated with its lenders to engage in interest rate swaps once certain thresholds are exceeded with regard to floating rate debt as a percentage of the Company's total debt. The Company exceeded this threshold during 2000 and, accordingly, entered into a series of interest rate swap agreements on notional amounts totaling $130 million. The Company continued to exceed the above noted threshold in 2001, and therefore as of December 31, 2001, the Company held interest rate swaps with notional amounts totaling $490 million. The purpose of these agreements is to hedge against changes in market interest rates to be charged on the Company's borrowings under its credit facility. The increase in the notional amount from 2000 to 2001 is a result of the Company's additional borrowings under its credit facility during 2001.

These swap agreements involve the exchange of fixed and variable rate interest payments and do not represent an actual exchange of the notional amounts between the parties. Because these amounts are not exchanged, the notional amounts of these agreements are not indicative of the Company's exposure resulting from these derivatives. The amounts to be exchanged between the parties are primarily the result of the swap's notional amount and the fixed and floating rate percentages to be charged on the swap. In accordance with SFAS 133, interest rate differentials associated with the Company's interest rate swaps are recorded as an adjustment to interest payable or receivable with the offset to interest expense over the life of the swap. The swap agreements were a liability with a fair value of $12 million recorded on the balance sheet as of December 31, 2001, and a $7 million tax-effected amount recorded in other comprehensive income. As of December 31, 2000, the fair values of interest rate swaps were immaterial. The increase in the liability related to interest rate swaps from 2000 to 2001 is due to the significant decline in interest rates throughout 2001. The Company had fixed the interest rate on portions of its variable debt throughout 2001 as required by the terms of the credit facility. As interest rates continued to fall, the fair value of the agreements entered into earlier in 2001 declined.

Potential nonperformance by counterparties to the swap agreements exposes the Company to a certain amount of credit risk due to the possibility of counterparty default. Because the Company's only counterparties in these transactions are financial institutions which are at least investment grade, it believes the risk of counterparty default is minimal.

Interest Rate Risk Management – The Company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs.

The following table sets forth the face amounts, maturity dates and average interest rates for the fixed- and floating-rate debt held by the Company at December 31, 2001 (excluding capital leases and interest rate swaps):

| ($ in millions) | Maturity Dates | | | | | | | |
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Fixed-rate debt:	$ 20.0	$ 20.0	$ –	$ 20.0	$ –	$796.3	$ 856.3	$ 640.5
Average interest rate on fixed-rate debt	4.4%	6.3%	–	6.3%	–	6.9%	6.8%	–
Floating-rate debt:	$118.8	$201.2	$996.5	$ 6.5	$528.5	$95.5	$1,947.0	$1,947.0
Average interest rate on floating-rate debt	3.7%	3.7%	3.6%	4.3%	4.2%	4.6%	3.9%	–

The management of Broadwing Inc. is responsible for the information and representations contained in this report. Management believes that the financial statements have been prepared in accordance with generally accepted accounting principles and that the other information in this report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments that it believes are reasonable under the circumstances.

In meeting its responsibility for the reliability of the financial statements, management maintains a system of internal accounting controls, which is continually reviewed and evaluated. Our internal auditors monitor compliance with the system of internal controls in connection with their program of internal audits. However, there are inherent limitations that should be recognized in considering the assurances provided by any system of internal accounting controls. Management believes that its system provides reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization, that the recorded accountability for assets is compared with the existing assets at reasonable intervals, and that appropriate action is taken with respect to any differences. Management also seeks to assure the objectivity and integrity of its financial data by the careful selection of its managers, by organization arrangements that provide an appropriate division of responsibility, and by communications programs aimed at assuring that

its policies, standards and managerial authorities are understood throughout the organization.

The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America.

The Audit and Finance Committee of the Board of Directors, which is composed of five directors who are not employees, meets periodically with management, the internal auditors and PricewaterhouseCoopers LLP to review their performance and responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent accountants periodically meet alone with the Audit and Finance Committee and have access to the Audit and Finance Committee at any time.

Richard G. Ellenberger
President, Chief Executive Officer and Chairman-Elect

Mary E. McCann
Senior Vice President, Corporate Finance

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND THE SHAREOWNERS OF BROADWING INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Broadwing Inc. ("the Company") and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material

misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company adopted SEC Staff Accounting Bulletin No. 101 in 2000 and changed its method of accounting for certain revenue and related costs.

PricewaterhouseCoopers LLP
Cincinnati, Ohio
March 11, 2002

Year ended December 31 ($ in millions, except per share amounts)	2001	2000	1999
REVENUE	$2,350.5	$2,050.1	$1,102.0
COSTS AND EXPENSES			
Cost of services and products (excluding depreciation of $353.4, $258.7, and $124.8 included below)	1,159.4	968.1	490.3
Selling, general and administrative	565.6	584.0	281.2
Depreciation	441.3	346.2	159.7
Amortization	113.6	113.5	21.2
Restructuring and other charges (credits)	241.9	(0.8)	10.9
Total costs and expenses	2,521.8	2,011.0	963.3
OPERATING (LOSS) INCOME	(171.3)	39.1	138.7
Minority interest expense (income)	51.3	44.1	(2.7)
Equity loss in unconsolidated entities	4.0	15.5	15.3
Interest expense	168.1	163.6	61.6
Loss (gain) on investments	(11.8)	356.3	–
Other expense (income), net	(16.5)	1.7	(1.4)
Income (loss) from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	(366.4)	(542.1)	65.9
Income tax expense (benefit)	(80.2)	(165.6)	31.3
Income (loss) from continuing operations before extraordinary item and cumulative effect of change in accounting principle	(286.2)	(376.5)	34.6
Income from discontinued operations, net of taxes	–	0.2	3.4
Extraordinary item, net of taxes	–	–	(6.6)
Cumulative effect of change in accounting principle, net of taxes	–	(0.8)	–
NET INCOME (LOSS)	(286.2)	(377.1)	31.4
Dividends and accretion applicable to preferred stock	10.4	8.1	2.1
NET INCOME (LOSS) APPLICABLE TO COMMON SHAREOWNERS	$ (296.6)	$ (385.2)	$ 29.3
NET INCOME (LOSS)	$ (286.2)	$ (377.1)	$ 31.4
Other comprehensive income (loss), net of tax:			
Unrealized loss on interest rate swaps	(7.4)	–	–
Unrealized gain (loss) on investments	(85.9)	85.9	170.0
Unrealized gain on cash flow hedges	17.0	–	–
Reclassification adjustment – investments and gain on cash flow hedges	(17.0)	(170.0)	–
Additional minimum pension liability adjustment	(0.1)	(0.1)	3.6
Total other comprehensive income (loss)	(93.4)	(84.2)	173.6
COMPREHENSIVE INCOME (LOSS)	$ (379.6)	$ (461.3)	$ 205.0
BASIC INCOME (LOSS) PER COMMON SHARE			
Income (loss) from continuing operations before extraordinary item and cumulative effect of change in accounting principle applicable to common shareowners	$ (1.36)	$ (1.82)	$ 0.23
Income from discontinued operations, net of taxes	–	–	0.02
Extraordinary items and cumulative effect of change in accounting principle, net of taxes	–	–	(0.05)
NET INCOME (LOSS)	$ (1.36)	$ (1.82)	$ 0.20
DILUTED INCOME (LOSS) PER COMMON SHARE			
Income (loss) from continuing operations before extraordinary item and cumulative effect of change in accounting principle applicable to common shareowners	$ (1.36)	$ (1.82)	$ 0.22
Income from discontinued operations, net of taxes	–	–	0.02
Extraordinary items and cumulative effect of change in accounting principle, net of taxes	–	–	(0.04)
NET INCOME (LOSS)	$ (1.36)	$ (1.82)	$ 0.20
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (Millions)			
Basic	217.4	211.7	144.3
Diluted	217.4	211.7	150.7

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS

As of December 31 ($ in millions, except per share amounts)	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 30.0	$ 37.9
Short-term investments	22.7	–
Receivables, less allowances of $38.1 and $49.0, respectively	320.7	330.6
Materials and supplies	39.7	34.1
Deferred income tax benefits	17.0	16.6
Prepaid expenses and other current assets	39.8	43.5
Total current assets	469.9	462.7
Property, plant and equipment, net	3,059.5	2,979.0
Goodwill, net of accumulated amortization of $164.1 and $90.4, respectively	2,048.6	2,121.5
Other intangibles, net	396.3	437.9
Investments in other entities	16.3	254.9
Deferred income tax benefits	229.1	109.1
Other noncurrent assets	92.3	112.1
Net assets from discontinued operations	–	0.4
Total assets	$6,312.0	$6,477.6

	2001	2000
LIABILITIES AND SHAREOWNERS' EQUITY		
Current liabilities		
Short-term debt	$ 150.0	$ 14.0
Accounts payable	189.9	256.5
Current portion of unearned revenue and customer deposits	185.0	88.0
Accrued taxes	113.0	90.4
Other current liabilities	282.5	278.4
Total current liabilities	920.4	727.3
Long-term debt, less current portion	2,702.0	2,507.0
Unearned revenue, less current portion	415.9	611.0
Other noncurrent liabilities	159.6	177.0
Total liabilities	4,197.9	4,022.3
Minority interest	435.7	433.8
Commitments and contingencies	–	–
Shareowners' equity		
6¾% Cumulative Convertible Preferred Stock, $.01 par value, 5,000,000 shares authorized, 3,105,000 depository shares issued and outstanding at December 31, 2001 and 2000	129.4	129.4
Common shares, $.01 par value; 480,000,000 shares authorized; 225,873,352 and 223,335,343 shares issued; 218,067,552 and 215,529,543 outstanding at December 31, 2001 and 2000	2.3	2.2
Additional paid-in capital	2,365.8	2,329.4
Accumulated deficit	(663.3)	(377.1)
Accumulated other comprehensive income (loss)	(10.7)	82.7
Common shares in treasury, at cost:		
7,805,800 shares at December 31, 2001 and 2000	(145.1)	(145.1)
Total shareowners' equity	1,678.4	2,021.5
Total liabilities and shareowners' equity	$6,312.0	$6,477.6

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 ($ in millions)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$(286.2)	$(377.1)	$ 31.4
Less: income from discontinued operations, net of taxes	–	(0.2)	(3.4)
Net income (loss) from continuing operations	(286.2)	(377.3)	28.0
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	441.3	346.2	159.7
Amortization	113.6	113.5	21.2
Asset impairments	148.1	–	10.6
Provision for loss on receivables	93.6	73.6	28.2
Extraordinary items, net of taxes	–	–	6.6
Noncash interest expense	37.0	38.7	15.8
Minority interest expense (income)	51.3	44.1	(2.7)
Equity loss in unconsolidated entities	4.0	15.5	15.3
Loss (gain) on investments, net	(11.8)	356.3	–
Deferred income tax benefit	(82.8)	(166.4)	(24.6)
Tax benefits from employee stock option plans	19.5	40.2	13.9
Income from insurance demutualization	(19.7)	–	–
Other, net	5.1	(9.1)	–
Changes in operating assets and liabilities, net of effects from acquisitions:			
(Increase) decrease in receivables	(98.9)	(179.7)	0.3
(Increase) decrease in prepaid expenses and other current assets	(21.6)	6.1	(15.7)
(Decrease) increase in accounts payable	(66.6)	75.1	(16.6)
Increase in accrued and other current liabilities	38.8	54.9	16.4
(Decrease) increase in unearned revenue	(82.8)	(19.9)	75.0
Increase in other assets and liabilities, net	(22.8)	(79.6)	(16.9)
Net cash provided by operating activities of continuing operations	259.1	332.2	314.5
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(648.5)	(843.9)	(381.2)
Proceeds from sale of investments	115.4	58.5	–
Payments for acquisitions, net of cash acquired	–	–	(247.0)
Purchase of equity securities	(1.5)	(80.5)	(12.8)
Other, net	–	2.5	–
Net cash used in investing activities of continuing operations	(534.6)	(863.4)	(641.0)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of long-term debt	508.0	884.0	1,175.0
Repayment of long-term debt	(203.3)	(404.0)	(221.2)
Short-term borrowings (repayments), net	2.4	(1.9)	(371.4)
Debt issuance costs	(2.6)	–	(31.5)
Issuance of common shares – exercise of stock options	22.5	64.2	37.0
Purchase of treasury shares	–	–	(145.1)
Common dividends paid	–	–	(45.6)
Minority interest and preferred stock dividends paid	(59.8)	(61.7)	–
Net cash provided by financing activities of continuing operations	267.2	480.6	397.2
Net cash provided by discontinued operations	0.4	7.7	–
Net (decrease) increase in cash and cash equivalents	(7.9)	(42.9)	70.7
Cash and cash equivalents at beginning of period	37.9	80.8	10.1
Cash and cash equivalents at end of period	$ 30.0	$ 37.9	$ 80.8

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

41

(Dollars and shares in millions)	6¾% Cumulative Convertible Preferred Shares Shares	Amount	Common Shares Shares	Amount	Treasury Shares Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT JANUARY 1, 1999	–	$ –	136.4	$1.4	–	$ –	$ 147.4	$ –	$ (6.7)	$ 142.1
Shares issued under employee plans	–	–	3.2	–	–	–	46.3	–	–	46.3
Net income	–	–	–	–	–	–	–	31.4	–	31.4
Additional minimum pension liability adjustment	–	–	–	–	–	–	–	–	3.6	3.6
Unrealized gain on investments	–	–	–	–	–	–	–	–	170.0	170.0
Restricted stock amortization	–	–	0.7	–	–	–	5.1	–	–	5.1
Dividends:										
Common Shares, at $.20 per share	–	–	–	–	–	–	–	(27.5)	–	(27.5)
Preferred Shares	–	–	–	–	–	–	1.8	(3.9)	–	(2.1)
Equity issued in connection with Merger	0.2	129.4	68.4	0.7	–	–	1,778.9	–	–	1,909.0
Treasury shares repurchased	–	–	–	–	(7.8)	(145.1)	–	–	–	(145.1)
BALANCE AT DECEMBER 31, 1999	0.2	129.4	208.7	2.1	(7.8)	(145.1)	1,979.5	–	166.9	2,132.8
Shares issued under employee plans	–	–	5.0	–	–	–	130.0	–	–	130.0
Net loss	–	–	–	–	–	–	–	(377.1)	–	(377.1)
Depository share conversion	2.9	–	–	–	–	–	–	–	–	–
Additional minimum pension liability adjustment	–	–	–	–	–	–	–	–	(0.1)	(0.1)
Unrealized loss on investments, net of reclassification adjustments	–	–	–	–	–	–	–	–	(84.1)	(84.1)
Restricted stock amortization	–	–	0.1	–	–	–	3.6	–	–	3.6
Dividends on preferred shares	–	–	–	–	–	–	(12.3)	–	–	(12.3)
Redemption of 7½% convertible preferred stock	–	–	9.5	0.1	–	–	228.6	–	–	228.7
BALANCE AT DECEMBER 31, 2000	3.1	129.4	223.3	2.2	(7.8)	(145.1)	2,329.4	(377.1)	82.7	2,021.5
Shares issued under employee plans	–	–	2.3	0.1	–	–	40.7	–	–	40.8
Net loss	–	–	–	–	–	–	–	(286.2)	–	(286.2)
Additional minimum pension liability adjustment	–	–	–	–	–	–	–	–	(0.1)	(0.1)
Unrealized loss on investments, net of reclassification adjustments	–	–	–	–	–	–	–	–	(85.9)	(85.9)
Unrealized loss on interest rate swaps	–	–	–	–	–	–	–	–	(7.4)	(7.4)
Restricted stock amortization	–	–	0.3	–	–	–	6.1	–	–	6.1
Dividends on preferred shares	–	–	–	–	–	–	(10.4)	–	–	(10.4)
BALANCE AT DECEMBER 31, 2001	3.1	$129.4	225.9	$2.3	(7.8)	$(145.1)	$2,365.8	$(663.3)	$ (10.7)	$1,678.4

The accompanying notes are an integral part of the financial statements.

1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS Broadwing Inc. provides diversified communications services through businesses in four segments: Broadband, Local, Wireless, and Other. On November 9, 1999, the Company merged with IXC Communications, Inc. ("IXC") in a transaction accounted for as a purchase (the "Merger"). Accordingly, IXC's operations (since renamed Broadwing Communications) have been included in the consolidated financial statements for all periods subsequent to November 9, 1999 (See Note 2 of the Notes to Consolidated Financial Statements).

BASIS OF CONSOLIDATION The consolidated financial statements include the consolidated accounts of Broadwing Inc., and its majority owned subsidiaries in which it exercises control ("the Company"). Investments in which the Company has the ability to exercise significant influence, but which it does not control, are accounted for using the equity method. For equity method investments, the Company's share of income is calculated according to the Company's equity ownership. Any differences between the carrying amount of an investment and the amount of the underlying equity in the net assets of the investee are amortized over the expected life of the asset. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

USE OF ESTIMATES Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

CASH EQUIVALENTS Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less.

UNBILLED RECEIVABLES Unbilled receivables arise from network construction revenue that is recognized under the percentage-of-completion method and from local, broadband and wireless services rendered but not yet billed. Network construction receivables are billable upon achievement of contractual milestones or upon completion of contracts. As of December 31, 2001 and 2000, unbilled receivables totaled $95 million and $67 million, respectively.

MATERIALS AND SUPPLIES The Company's inventory of wireless handsets and other materials and supplies are carried at the lower of average cost or market.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is generally stated at cost. However, a significant portion of the property, plant and equipment of the Broadband segment was recorded at fair market value on the November 9, 1999 date of the Merger. The Company's provision for depreciation of telephone plant is determined on a straight-line basis using the whole life and remaining life methods. Provision for depreciation of other property is based on the straight-line method over the estimated useful life. Repairs and maintenance expense items are charged to expense as incurred. Telephone plant is retired at its original cost, net of cost of removal and salvage, and is charged to accumulated depreciation. The

Company reviews the carrying value of its plant, property and equipment for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount, with the loss measured based on discounted expected cash flows.

INTANGIBLE ASSETS, OTHER ASSETS AND GOODWILL Deferred financing costs are costs incurred in connection with obtaining long-term financing; such costs are amortized as interest expense over the terms of the related debt agreements. Certain costs incurred with the connection and activation of customers are amortized on a straight-line basis over the average customer life. Goodwill resulting from the purchase of businesses and other intangibles are recorded at cost and amortized on a straight-line basis from 2 to 40 years, with the vast majority of recorded goodwill being amortized over 30 years. The Company reviews the carrying value of long-lived assets and goodwill for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount, with the loss measured based on discounted expected cash flows.

INVESTMENTS Investments in publicly traded companies over which the Company does not exercise significant influence are reported at fair value in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). The Company reviews its investments for impairment whenever the fair value of the individual investment is less than its cost basis. An impairment loss is recognized if the decline in fair value is deemed to be "other than temporary." The Company uses the average cost basis to determine the gain or loss on an investment transaction.

REVENUE RECOGNITION As further discussed later in this footnote, the Company modified its revenue recognition policies on January 1, 2000, to be in conformity with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Accordingly, service activation revenue is deferred and recognized over the appropriate service life for the associated service. Local service revenue is billed monthly, in advance, with revenue being recognized when earned. Revenue from product sales is generally recognized upon performance of contractual obligations, such as shipment, delivery, installation or customer acceptance. Indefeasible right-of-use agreements, or "IRUs," represent the lease of network capacity or dark fiber and are recorded as unearned revenue at the earlier of the acceptance of the applicable portion of the network by the customer or the receipt of cash. The buyer of IRU services typically pays cash upon

execution of the contract, and the associated IRU revenue is then recognized over the life of the agreement as services are provided, beginning on the date of customer acceptance. IRU and related maintenance revenue are included in the broadband transport category of the Broadband segment. Directory publishing revenue and related directory costs are deferred and recognized over the life of the associated directory.

Construction revenue and estimated profits are recognized according to the percentage of completion method on a cost incurred to total costs estimated at completion basis. The method is used as the Company can make reasonably dependable estimates of revenue and costs applicable to various stages of a contract. As the financial reporting of these contracts depends on estimates that are continually assessed throughout the terms of the contracts, revenue recognized is subject to revision as the contract nears completion. Revisions in estimates are reflected in the period in which the facts that give rise to the revision become known.

ADVERTISING Costs related to advertising are expensed as incurred and amounted to $39 million, $64 million, and $22 million in 2001, 2000 and 1999, respectively.

FIBER EXCHANGE AGREEMENTS In connection with the development of the optical network, the Company entered into various agreements to exchange fiber usage rights. Non-monetary exchanges of fiber usage are recorded at the cost of the asset transferred or, if applicable, the fair value of the asset received. In those instances where fair value accounting is used, the Company accounts for agreements with other carriers to exchange fiber for capacity or exchange of service contracts by recognizing the fair value of the revenue earned and expense incurred on a straight-line basis over the life of the respective agreements. Exchange agreements accounted for noncash revenue and expense, in equal amounts, of approximately $12 million, $19 million and $3 million in 2001, 2000 and 1999, respectively. Revenue and expense recorded in 1999 includes only two months of amortization as a result of the Merger.

INCOME TAXES The income tax provision (or benefit) consists of an amount for taxes currently payable and a provision (or benefit) for tax consequences deferred to future periods. To the extent the Company has recorded future tax benefits, in evaluating the amount of valuation allowance, the Company considers prior operating results, future taxable income projections, expiration of tax loss carryforwards and ongoing prudent and feasible tax planning strategies.

STOCK-BASED COMPENSATION Compensation cost is measured under the intrinsic value method. In Note 12 of the Notes to Consolidated Financial Statements, pro forma disclosures of net income and earnings per share are presented as if the fair value method had been applied.

DERIVATIVE FINANCIAL INSTRUMENTS In the normal course of business, the Company employs derivative financial instruments to manage its exposure to fluctuations in interest rates and share prices on minority equity investments. The Company does not hold or issue derivative financial instruments for trading purposes. Interest rate differentials associated with the Company's interest rate swaps are recorded as an adjustment to interest payable or receivable with an offset to interest expense over the life of the swap. The forward sale of equity investments is accounted for by recording a current asset and current liability at the time of execution of the forward sale contract. Once the forward contract is settled, the gain or loss on the hedged investment is reclassified from other comprehensive income to a realized gain or loss and the current asset and current liability are removed from the Company's books. A more comprehensive discussion of these instruments is included in Note 6 of the Notes to Consolidated Financial Statements.

RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform to the current classifications with no effect on financial results.

RECENTLY ISSUED ACCOUNTING STANDARDS On June 29, 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 requires use of the purchase method of accounting for all business combinations initiated after June 29, 2001. SFAS 141 also established specific criteria for the recognition of intangible assets separately from goodwill.

On June 29, 2001 the FASB also issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires cessation of the amortization of goodwill and annual impairment testing of those assets. The Company will adopt SFAS 141 and 142 on January 1, 2002, as required. The Company expects amortization expense in 2002 of $45 million based on implementation of the provisions of SFAS 142, which is substantially less than the $114 million recorded in 2001. In addition, the Company is required to test its goodwill for impairment as of January 1, 2002. The book value of the Company's goodwill as of December 31, 2001 totaled approximately $2.0 billion. The Company expects the implementation of SFAS 142 will require a significant write-down of goodwill, in excess of $1.0 billion, in order to state the goodwill at its fair value. The Company expects to record this write-down in the first quarter of 2002 as a change in accounting principle.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). This statement deals with the costs of closing facilities and removing assets. SFAS 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the underlying asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact, if any, that SFAS 143 will have on its future consolidated financial statements.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes Statement of Financial Accounting Standard No. 121,

"Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") and amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business". SFAS 144 develops one accounting model for long-lived assets that are disposed of by sale, based on the model previously developed in SFAS 121. This standard also makes changes to the manner in which amounts from discontinued operations are measured and expands the scope of the components of an entity that qualify for discontinued operations treatment. This statement is effective for fiscal years beginning after December 15, 2001. The Company will implement this standard as required on January 1, 2002, and does not expect this standard to have any material impact on the Company's consolidated financial statements.

RECENTLY ADOPTED ACCOUNTING STANDARDS In June 1998, the FASB issued Statement of Financial Accounting Standard SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that a derivative instrument be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS 133 was subsequently amended through the release of SFAS 137, which provided for a deferral of the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. As a result, the Company adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 and related amendments did not have a material effect on the Company's results of operations, cash flows or financial position.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". As required, the Company adopted SAB 101 in the fourth quarter of 2000, and modified its revenue recognition policies retroactive to January 1, 2000, to recognize service activation revenue and associated direct incremental costs over their respective average customer lives, resulting in an after tax charge of $0.8 million related to all periods prior to January 1, 2000.

2. ACQUISITIONS

IXC COMMUNICATIONS INC.

The Company completed its merger with the former IXC Communications, Inc. ("IXC") on November 9, 1999 ("the Merger"). Under the terms of the Merger, each share of IXC common stock was exchanged for 2.0976 shares of the Company's common stock. The aggregate purchase price of approximately $3.2 billion consisted of (all numbers approximate): $0.3 billion in cash for the purchase of five million shares of IXC stock from GE Capital Pension Trust; the issuance of 69 million shares of the Company's common stock valued at $1.6 billion and 155,000 shares of 6¾% convertible preferred stock valued at $0.1 billion; the assumption of $1.0 billion of IXC's indebtedness; and the issuance of 14 million options to purchase Broadwing common stock valued at $0.2 billion. These options were issued coincident with the Merger to replace the then outstanding and unexercised options exercisable for shares of IXC common stock. These options were granted on the same terms and conditions as the IXC options, except that the exercise price and the number of shares issuable upon exercise were divided and multiplied, respectively, by 2.0976. The Merger was accounted for as a purchase and, accordingly, the operating results of IXC (since renamed Broadwing Communications) have been included in the Company's consolidated financial statements since the Merger date of November 9, 1999.

The cost of the Merger has been allocated to the assets acquired and liabilities assumed according to their estimated fair values at the Merger date. During 2000, the Company adjusted the fair values of certain assets acquired and liabilities assumed based on the receipt of additional information which was outstanding at the date of the acquisition. These adjustments did not have a material impact on the preliminary purchase price allocation.

The following table reflects the $3.5 billion fair value adjustments to historical book values, composed of the $2.2 billion consideration paid, the assumption of $1.0 billion in indebtedness and the $0.3 billion historical net deficit acquired:

($ in millions)	
Property, plant and equipment	$ 124.0
Other Intangibles	423.0
Debt	(174.0)
Deferred tax liabilities	(33.0)
Other	42.3
Subtotal	382.3
Goodwill	2,155.2
Assumption of debt	963.7
Total	$3,501.2

The amount allocated to goodwill represents the excess of price paid over the fair value of assets realized and liabilities assumed in the Merger. These amounts are being amortized to expense over a 30-year period.

The following summarized unaudited pro forma financial information assumes the Merger occurred on January 1, 1999:

Year ended December 31 ($ in millions, except per share amounts)	1999
Revenue	$1,670.3
Loss from continuing operations	(352.9)
Net loss	$ (356.1)
Loss from continuing operations per common share	$ (1.75)
Loss per common share	$ (1.79)
EBITDA	321.6

These unaudited pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the Merger occurred on January 1, 1999.

3. RESTRUCTURING AND OTHER CHARGES (CREDITS)

NOVEMBER 2001 RESTRUCTURING PLAN

In November 2001, the Company's management approved restructuring plans which included initiatives to consolidate data centers, reduce the Company's expense structure, exit the network construction business, eliminate other nonstrategic operations and merge internet and DSL operations into the Company's other operations. Total restructuring and other costs of $232.3 million were recorded in 2001 related to these initiatives. The $232.3 million consisted of restructuring liabilities in the amount of $84.2 million and related noncash asset impairments in the amount of $148.1 million. The restructuring charge was comprised of $21.4 million related to involuntary employee separation benefits, $62.5 million related to lease and other contractual terminations and $0.3 million relating to other restructuring charges. In total, the Company expects this restructuring plan to result in cash outlays of $79.2 million and noncash items of $153.1 million. The restructuring costs include the cost of involuntary employee separation benefits, including severance, medical and other benefits, related to 902 employees across all areas of the Company. As of December 31, 2001, 712 employee separations had been completed for total expenditures of $7.8 million, $4.1 million of which was cash. The Company expects to incur additional expenditures of $13.6 million related to both the 712 employees previously terminated and to the remaining 190 employees to be terminated in 2002. The Company expects to complete the plan by December 31, 2002.

In connection with the restructuring plan, the Company performed a review of its long-lived assets to identify any potential impairments in accordance with SFAS 121. The Company recorded a $148.1 million charge as an expense of operations according to SFAS 121, resulting from the write-off of certain assets related to the closing of data centers, consolidation of office space and curtailment of other Company operations.

The following table illustrates the activity in this reserve since November of 2001:

Type of costs: ($ in millions)	Initial Charge	Utilizations	Balance December 31, 2001
Employee separations	$21.4	$ (7.8)	$13.6
Terminate contractual obligations	62.5	(2.4)	60.1
Other exit costs	0.3	–	0.3
Total	$84.2	$(10.2)	$74.0

FEBRUARY 2001 RESTRUCTURING PLAN

In February 2001, the Company initiated a reorganization of the activities of several of its Cincinnati-based subsidiaries, including Cincinnati Bell Telephone ("CBT"), Cincinnati Bell Any Distance ("CBAD"), Cincinnati Bell Wireless ("CBW"), Cincinnati Bell Public Communications ("Public") and Cincinnati Bell Directory ("CBD") in order to create one centralized "Cincinnati Bell" presence for its customers. Total restructuring costs of $9.4 million were recorded in the first quarter and consisted of $2.5 million related to lease terminations and $6.9 million related to involuntary employee separation benefits (including severance, medical insurance and other benefits) for 114 employees. The severance payments are expected to be substantially complete by March 31, 2002 and consist of $6.3 million in cumulative severance payments as of December 31, 2001. This includes a net of $0.1 million for severance benefits recorded in the second and fourth quarters of 2001 that were in excess of the initial estimate. The lease terminations are expected to be complete by December 31, 2004. In total, the Company expects this restructuring plan to result in cash outlays of $8.5 million and non-cash items of $0.9 million.

The following table illustrates the activity in this reserve since February of 2001:

Type of costs: ($ in millions)	Initial Charge	Utilizations	Adjustments	Balance December 31, 2001
Employee separations	$6.9	$(6.3)	$0.1	$0.7
Terminate contractual obligations	2.5	(0.3)	–	2.2
Total	$9.4	$(6.6)	$0.1	$2.9

1999 RESTRUCTURING PLAN

In December 1999, the Company's management approved restructuring plans which included initiatives to integrate operations of the Company and Broadwing Communications, improve service delivery, and reduce the Company's expense structure. Total restructuring costs and impairments of $18.6 million were recorded in 1999 related to these initiatives. The $18.6 million consisted of $7.7 million relating to Broadwing Communications (recorded as a component of the purchase price allocation) and $10.9 million relating to the Company (recorded as a cost of operations). The $10.9 million relating to the Company consisted of restructuring and other liabilities in the amount of $9.5 million and related asset impairments in the amount of $1.4 million.

The restructuring-related liabilities recorded in the fourth quarter of 1999 were comprised of the following:

Type of costs: ($ in millions)	Broadwing, excluding Broadwing Communications	Broadwing Communications	Total
Employee separations	$6.0	$2.2	$8.2
Facility closure costs	2.3	2.1	4.4
Relocation	–	0.2	0.2
Other exit costs	1.2	3.2	4.4
Total accrued restructuring costs	$9.5	$7.7	$17.2

The restructuring costs accrued in 1999 included the costs of involuntary employee separation benefits related to 347 employees (263 Broadwing Communications employees and 84 employees from other subsidiaries of the Company). As of March 31, 2001, all employee separations had been completed for a total cash expenditure of $9.1 million. Employee separation benefits include severance, medical and other benefits, and primarily affect customer support, infrastructure, and the Company's long-distance operations. The restructuring plans also included costs associated with the closure of a variety of technical and customer support facilities, the decommissioning of certain switching equipment, and the termination of contracts with vendors.

In connection with the 1999 restructuring plan, the Company performed a review of its long-lived assets to identify any potential impairments in accordance with SFAS 121. The Company recorded a $1.4 million charge as an expense of operations according to SFAS 121, resulting from the abandonment of certain assets including duplicate network equipment.

The following table illustrates activity in this reserve since December 31, 1999:

Type of costs: ($ in millions)	Balance December 31, 1999	Utilizations	Adjustments	Balance December 31, 2000	Utilizations	Adjustments	Balance December 31, 2001
Employee separations	$ 7.8	$ (8.9)	$ 1.2	$0.1	$(0.2)	$0.1	$ –
Facility closure costs	4.4	(0.7)	(1.5)	2.2	(0.9)	–	1.3
Relocation	0.2	–	(0.2)	–	–	–	–
Other exit costs	4.4	(3.2)	0.3	1.5	(1.5)	–	–
Total	$16.8	$(12.8)	$(0.2)	$3.8	$(2.6)	$0.1	$1.3

The Company incurred $0.4 million in employee separation expenditures in 1999, which decreased the initial reserve of $8.2 million to $7.8 million.

Net restructuring credits of $0.8 million recorded in operations during 2000 consisted of $0.7 million in additional employee severance offset by a $1.5 million adjustment related to lease terminations. An offsetting reduction of $0.6 million in adjustments was recorded at Broadwing Communications and was applied to goodwill as part of the purchase allocation associated with the Merger. This consisted of $0.4 million in additional employee separations and $0.2 million in additional exist costs. The adjustment of $0.1 million in 2001 is related to additional severance in excess of the initial estimate.

Management believes that the remaining balance of $1.3 million at December 31, 2001 is adequate to complete the 1999 restructuring plan and that substantially all of the related actions will be completed by June 30, 2002.

4. INVESTMENTS IN OTHER ENTITIES

INVESTMENTS IN EQUITY METHOD SECURITIES

As of December 31, 2000, the market value of the Company's investment in Applied Theory Communications Inc. (A New York-based internet service provider) was approximately $11.7 million, following the recording of an impairment charge on this security at the end of 2000. This impairment charge was recorded because the Company believed that the decrease in value of Applied Theory shares was "other than temporary."

The Company recorded a $4.0 million decrease in the value of the Applied Theory investment in 2001 as a result of the Company's use of the equity method of accounting. During 2001, the Company began actively selling shares of this investment and discontinued equity method accounting in May 2001 due to a decrease in its ownership percentage to less than 20%, the resignation of the Company's seat on Applied Theory's board of directors and the Company's belief that it no longer exerted significant influence over the operations of Applied Theory.

In accordance with SFAS 115, the Company reclassified this investment to a trading security. As such, fluctuations in the market value of Applied Theory were reflected in the Consolidated

Statements of Operations and Comprehensive Income (Loss) under the caption "Loss (gain) on investments." Accordingly, the Company recognized pretax losses of $5.9 million, representing the diffference between the market value and the Company's recorded basis of the investment. This investment was completely liquidated during 2001, generating sales proceeds of $1.8 million.

INVESTMENTS IN MARKETABLE SECURITIES

On November 2, 2001, Anthem Inc. ("Anthem"), a mutual insurance company in which the Company held various medical and vision insurance policies for coverage of its employees, converted to a public company in a transaction known as a demutualization. As a mutual company, the owners of Anthem were the policyholders. Upon demutualization, the Company was entitled to receive a certain number of shares, which represented the Company's ownership interest in the newly created stock enterprise. In 2001, the Company received 459,223 shares of Anthem common stock and recorded a gain of $19.7 million based on the fair market value of the stock in the Consolidated Statements of Operations and Comprehensive Income (Loss) under the heading "Other expense (income), net."

At December 31, 2001, the Company's investment in Anthem was classified as a "trading" security under the provisions of SFAS 115 and classified as a short-term investment on the balance sheet because it was the Company's intent to sell all shares of Anthem on the open market during January of 2002. In accordance with SFAS 115, an increase of $3.0 million in Anthem's market value through December 31, 2001 was included in the Consolidated Statements of Operations and Comprehensive Income (Loss) under the caption "Loss (gain) on investments." In January 2002, the Company sold its entire investment in Anthem generating cash proceeds of $23.4 million and an additional gain of $0.6 million.

The Company's investment in Corvis Corporation, which was acquired in 2000, totaled zero and $190 million at December 31, 2001 and 2000, respectively. The unrealized holding gain on Corvis included in "Other Comprehensive Income" as of December 31, 2000 totaled $132 million ($86 million, net of tax). The market value of the investment declined during 2001 by $69 million, net of taxes, before the Company completely hedged its exposure to this investment as described in Note 6 of the Notes to Consolidated Financial Statements. Therefore, upon delivery of the shares, the Company reclassified the remaining $17 million after tax ($26 million pretax) gain from "Other Comprehensive Income" to "Loss (gain) on investments". Proceeds received from the complete liquidation of the holdings totaled $82 million in 2001.

The Company's investment in ZeroPlus.com, which was acquired in 1999, totaled $0.6 million as of December 31, 2000

and zero at the end of 2001. In 1999, the Company recorded a pretax unrealized holding gain of $13 million ($9 million net of tax). The market value of this investment declined throughout 2000. The change in the net unrealized holding gain, reflected in "Other Comprehensive Income" over this period, was a pretax loss of $23 million ($15 million net of tax). There were no unrealized holding gains or losses as of December 31, 2000 as the Company recognized an "other than temporary" impairment of $10 million during the year. The Company liquidated its entire position in this security during 2001 for a realized loss of $0.6 million, receiving minimal proceeds.

The Company's investment in PSINet totaled $15 million as of December 31, 2000 and zero as of December 31, 2001 as the Company liquidated its entire investment through settlement of a forward sale further described in Note 6 of the Notes to Consolidated Financial Statements and sale of shares in the open market. The Company received proceeds of $28 million and recorded a realized pretax gain of $17 million in 2001 related to these transactions. The cost basis was calculated based on the related cost. There was no unrealized gain or loss related to the investment included in "Other Comprehensive Income" as of December 31, 2000 or 2001. During 1999, the Company recorded a pretax unrealized holding gain of $85 million, which was completely reversed during 2000 as the value of the investment declined. During 2000, the Company determined that its investment had been impaired and that the impairment was "other than temporary". Accordingly, the Company recorded a realized pretax loss totaling $342 million.

The Company's investment in PurchasePro, acquired in 1999, generated a pretax unrealized holding gain of $115 million ($76 million net of tax) in 1999. The entire position was liquidated in 2000 generating a realized pretax gain of $49 million, based on the related cost. Proceeds from the sale totaled $50 million during 2000.

INVESTMENTS IN OTHER SECURITIES

The Company periodically enters into certain equity investments for the promotion of business and strategic objectives. A portion of these investments is in securities, which do not have readily determinable fair market values. These investments are recorded at cost based on specific identification. The carrying value of cost method investments was approximately $16 million and $38 million as of December 31, 2001 and 2000, respectively. The difference of $22 million is related to realized losses as the Company determined that the value of these investments had declined and that the decline was other than temporary. The Company reviews these investments on a regular basis using external valuations and cash flow forecasts as factors in determining the existence of an "other than temporary" impairment.

5. DEBT

The Company's debt consists of the following:

December 31 ($ in millions)	2001	2000
Short-term debt:		
Capital lease obligations	$ 11.2	$ 5.7
Bank notes, current portion	118.8	–
Current maturities of long-term debt	20.0	8.3
Total short-term debt	$ 150.0	$ 14.0
Long-term debt:		
Bank notes, less current portion	$1,828.2	$1,639.0
9.0% Senior subordinated notes	46.0	46.0
6¾% Convertible subordinated debentures	470.5	440.2
Various Cincinnati Bell Telephone notes	269.5	289.5
7¼% Senior secured notes	49.5	49.5
PSINet forward sale	–	3.0
Capital lease obligations, less current portion	37.5	39.0
Other	0.8	0.8
Total long-term debt	$2,702.0	$2,507.0

Average balances of short-term debt and related interest rates for the last three years are as follows:

($ in millions)	2001	2000	1999
Average amounts of short-term debt outstanding during the year*	$ 83.9	$12.4	$190.0
Maximum amounts of short-term debt at any month-end during the year	$150.0	$17.8	$230.0
Weighted average interest rate during the year**	5.2%	8.4%	4.9%

*Amounts represent the average month-end face amount of notes.

**Weighted average interest rates are computed by multiplying the average monthly interest rate by the month-end face amount of the notes.

BANK NOTES

In November 1999, the Company obtained a $1.8 billion credit facility from a group of lending institutions. This credit facility was increased to $2.1 billion in January 2000 and subsequently increased to $2.3 billion in June 2001. The credit facility consists of $900 million in revolving credit and $1.4 billion in term loans. At December 31, 2001, the Company had drawn approximately $1.947 billion from the credit facility in order to refinance its existing debt and debt assumed as part of the Merger and fund its capital investment program. The amount refinanced included approximately $404 million borrowed in order to redeem the outstanding 9% Senior Subordinated Notes assumed during the Merger as part of a tender offer. This tender offer was required under the terms of the bond indenture due to the change in control provision. At December 31, 2001, the Company had $353 million in additional borrowing capacity under this facility.

The facility's financial covenants require that the Company maintain certain debt to EBITDA, senior secured debt to EBITDA, debt to capitalization, and interest coverage ratios. The facility also contains covenants which, among other things, restrict the Company's ability to incur additional debt or liens; pay dividends; repurchase Company common stock; sell, lease, transfer or dispose of assets; make investments; and merge with another company. The Company obtained an amendment to its credit facility to exclude the charges associated with the November 2001 Restructuring Plan (described in Note 3) from the covenant calculations. As of December 31, 2001, the Company was in compliance with all of the covenants of the credit facility.

The interest rates charged on borrowings from this credit facility can range from 100 to 275 basis points above the London Interbank Offering Rate ("LIBOR") and were at 175 to 275 basis points above LIBOR as of December 31, 2001, based on the Company's credit rating. The Company will incur commitment fees in association with this credit facility ranging from 37.5 basis points to 75 basis points, applied to the unused amount of borrowings of the facility. In 2001, these commitment fees amounted to approximately $2 million.

9% SENIOR SUBORDINATED NOTES

In 1998, the former IXC (now Broadwing Communications) issued $450 million of 9% senior subordinated notes due 2008 ("the 9% notes"). The 9% notes are general unsecured obligations and are subordinate in right of payment to all existing and future senior indebtedness of the Company's subsidiaries. The 9% notes indenture includes a limitation on the amount of indebtedness that Broadwing Communications can incur based upon the maintenance of either debt to operating cash flow or debt to capital ratios. The 9% indenture also provides that if Broadwing Communications incurs any additional indebtedness secured by liens on its property or assets that is subordinate to or equal in right of payment with the 9% notes then Broadwing Communications must secure the outstanding 9% notes equally and ratably with such indebtedness. As of December 31, 2001, Broadwing Communications had the ability to incur additional debt.

In January 2000, $404 million of these 9% notes were redeemed through a tender offer as a result of the change of control provision of the related indenture. Accordingly, $46 million of the 9% notes remain outstanding at December 31, 2001.

6¾% CONVERTIBLE NOTES

In July 1999, the Company issued $400 million of 10-year, convertible subordinated debentures to Oak Hill Capital Partners, L.P. These notes are convertible into common stock of the

Company at a price of $29.89 per common share at the option of the holder. For as long as this debt is outstanding, these notes bear a coupon rate of 6¾% per annum, with the associated interest expense being added to the debt principal amount through June 2004. Interest payments for the remaining five years will then be paid in cash. Through December 31, 2001 and since inception, the Company has recorded $71 million in cumulative, noncash interest expense and has adjusted the carrying amount of the debt accordingly. During the years ended December 31, 2001, 2000 and 1999, the Company recorded noncash interest expense of approximately $31 million, $28 million and $12 million, respectively, related to these debentures.

CINCINNATI BELL TELEPHONE NOTES

CBT has $290 million in corporate bonds outstanding that are guaranteed by its parent company, Broadwing Inc. Of this amount, $269.5 million ($270 million face amount, net of unamortized discount of $0.5 million) is considered long-term. These bonds, which are not guaranteed by other subsidiaries of Broadwing Inc., generally have maturity terms ranging from 30 to 40 years and were issued at various dates from 1962 to 1998. Interest rates on this indebtedness range from 4.375% to 7.27%. These bonds also contain a covenant that provides that if CBT incurs certain liens on its property or assets, CBT must secure the outstanding bonds equally and ratably with the indebtedness or obligations secured by such liens.

7¼% SENIOR SECURED NOTES

In 1993, the Company issued $50 million of 7¼% senior secured notes due 2023 (the "7¼% notes"). The indenture related to these 7¼% notes does not subject the Company to restrictive financial covenants. However the 7¼% notes do contain a covenant that provides that if the Company incurs certain liens on its property or assets, the Company must secure the outstanding bonds equally and ratably with the indebtedness or obligations secured by such liens. As of December 31, 2001, $49.5 million ($50 million face amount, net of unamortized discount of $0.5 million) remains outstanding.

PSINET FORWARD SALE

The PSINet forward sale was settled during the first quarter of 2001. For a detailed discussion of the PSINet forward sale, see Note 6 of the Notes to Consolidated Financial Statements.

CAPITAL LEASE OBLIGATIONS

The Company leases facilities and equipment used in its operations, some of which are required to be capitalized in accordance with Statement of Financial Accounting Standard No. 13, "Accounting for Leases" ("SFAS 13"). SFAS 13 requires the capitalization of leases meeting certain criteria, with the related asset being recorded in property, plant and equipment and an offsetting amount recorded as a liability. The Company had $48.7 million in total indebtedness relating to capitalized leases as of December 31, 2001, $37.5 million of which is considered long-term.

OTHER

As of December 31, 2001, Broadwing Communications had outstanding $0.8 million of 12½% senior notes with an original indebtedness of $285.0 million. These notes were largely eliminated through a tender offer in 1998. The 12½% senior notes indenture includes a limitation on the amount of indebtedness that Broadwing Communications can incur based upon the maintenance of either debt to operating cash flow or debt to capital ratios. As of December 31, 2001, Broadwing Communications had the ability to incur additional debt.

Annual maturities of debt and minimum payments under capital leases for the five years subsequent to December 31, 2001 are as follows:

At December 31 ($ in millions)	Long-Term Debt	Capital Leases	Total Debt
Debentures/Notes Year of Maturity			
2002	$ 138.8	$11.2	$ 150.0
2003	221.2	8.4	229.6
2004	996.5	5.4	1,001.9
2005	26.5	3.1	29.6
2006	528.5	2.3	530.8
Thereafter	891.8	18.3	910.1
	2,803.3	48.7	2,852.0
Less current portion	138.8	11.2	150.0
Total long-term debt	$2,664.5	$ 37.5	$2,702.0

Interest expense recognized on the Company's debt is as follows:

Year ended December 31 ($ in millions)	2001	2000	1999
Interest expense:			
Long-term debt	$159.6	$157.1	$55.8
Short-term debt	2.5	1.1	5.4
Other	6.0	5.4	0.4
Total	$168.1	$163.6	$61.6

The increase in interest expense on long-term debt is a function of higher average debt levels resulting primarily from the funding of construction of the optical network and the issuance of $400 million in 6¾% Convertible Notes in 1999. Interest on long-term debt is net of the capitalization of $24 million, $25 million and $4 million in interest expense in 2001, 2000 and 1999, respectively. Interest on short-term debt increased in 2001 as the result of both $118.8 million of the credit facility and $20 million of CBT bonds, previously classified as long-term, becoming current at different intervals throughout the second half of the year. Interest on short-term debt decreased in 2000 due to the

retirement of the Company's commercial paper program in August 1999. Other interest expense pertains primarily to capitalized leases, which increased in 2000 as a result of the Merger.

6. FINANCIAL INSTRUMENTS

The Company adopted SFAS 133 on January 1, 2001. SFAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value. Fair values are determined based on quoted market prices of comparable instruments, if available, or on pricing models using current assumptions. On the date the financial instrument is entered into, the Company designates it as either a fair value or cash flow hedge.

Upon adoption of SFAS 133 on January 1, 2001, offsetting transition adjustments related to the PSINet forward sale and the underlying six million shares of PSINet (further described below) were reclassified from other comprehensive income to net income. Accordingly, there was no net cumulative effect adjustment to either net income or other comprehensive income related to these items.

As of December 31, 2001, the Company's derivative contracts have been determined to be highly effective cash flow hedges. In accordance with SFAS 133, unrealized gains and losses of highly effective cash flow hedges are recorded in other comprehensive income until the underlying transaction is executed.

INTEREST RATE CONTRACTS

From time to time the Company enters into interest rate swap agreements with the intent of managing its exposure to interest rate risk. Interest rate swap agreements are contractual agreements between two parties for the exchange of interest payment streams on a notional principal amount and an agreed upon fixed or floating rate, for a defined time period. These agreements are hedges against debt obligations related to the Company's $2.3 billion credit facility. Realized gains and losses from the interest rate swaps are recognized as an adjustment to interest expense each period. The interest rate swap agreements currently in place expire during 2002 and 2003. At December 31, 2001, the interest rate swaps on notional amounts of $490 million were a liability with a fair value of $11.5 million, resulting in year-to-date, after-tax net losses in accumulated other comprehensive (loss) income of $7.4 million.

MARKETABLE EQUITY FORWARD CONTRACTS

From time to time the Company enters into forward contracts on the sale of marketable equity securities held in the Company's investment portfolio. It is the Company's intent to manage its

In 1999, costs related to the early extinguishment of Broadwing Communications' debt as a result of the Merger resulted in an extraordinary charge of $6.6 million, net of taxes.

exposure to fluctuations in U.S. equity markets related to these minority investments. Forward contracts are contractual agreements between two parties for the sale of borrowed shares to be settled by delivery of the equivalent number of shares owned by the Company at an agreed upon future date.

CORVIS CORPORATION During the first half of 2001, the Company entered into a forward sale contract with a financial institution to hedge its investment in eight million shares of Corvis Corporation in order to minimize its exposure to share price fluctuations on shares for which sales in the open market were restricted. In the first quarter, the Company received a $42.7 million prepayment in connection with the forward sale contract, which was accounted for as a note payable and collateralized by 2.6 million of the forward sold shares.

During the third quarter, the Company delivered the eight million shares in settlement of the forward sale, receiving additional proceeds of $39.2 million, for a total of $81.9 million. The $42.7 million note payable was repaid and the Company recognized a gain of approximately $26 million ($17 million net of tax) upon settlement of the entire transaction.

PSINET In June and July 1999, Broadwing Communications received approximately $111.8 million representing amounts from a financial institution in connection with two prepaid forward sale contracts on six million shares of PSINet common stock. This amount was accounted for as notes payable and was collateralized by six million shares of PSINet common stock owned by the Company. Given the significant decline in the value of PSINet common stock during 2000, the Company adjusted the carrying value of this liability to approximately $3 million during the fourth quarter of 2000. This adjustment resulted in an unrealized gain on the liability that substantially offset the unrealized loss recorded in "Other comprehensive income" on the underlying six million shares of PSINet being hedged.

In 2001, the Company designated this arrangement as a fair value hedge with both the underlying shares reclassified to trading securities under SFAS 115 and related forward sale liability subject to mark-to-market adjustments through the income statement each period. During the first quarter of 2001, the Company settled the forward sale liability for approximately 5.8 million shares of PSINet common stock. The difference between the six million shares collateralized and the 5.8 million shares required to settle the liability were sold in the open market, generating a pretax gain of $0.5 million.

7. MINORITY INTEREST

December 31 ($ in millions)	2001	2000
Minority interest consists of:		
12½% Exchangeable Preferred Stock	$417.8	$421.0
Minority Interest in Cincinnati Bell		
Wireless held by AWS	15.5	10.2
Other	2.4	2.6
Total	$435.7	$433.8

Broadwing Communications has approximately 395,000 shares of 12½% Junior Exchangeable Preferred Stock ("12½% Preferreds") outstanding. The 12½% Preferreds are mandatorily redeemable on August 15, 2009 at a price equal to their liquidation preference of $1,000 a share, plus accrued and unpaid dividends. Through November 15, 1999, dividends on the 12½% Preferreds were being effected through additional shares of the 12½% Preferreds. On November 16, 1999, the Company converted to a cash pay option for these dividends. Dividends on the 12½%

Preferreds are classified as "Minority interest expense (income)" in the Consolidated Statements of Operations and Comprehensive Income (Loss) and consisted of $49 million in both 2001 and 2000. At the Merger date, and as part of purchase accounting, the 12½% Preferreds were adjusted to a fair market value exceeding the redemption value. As such, the accretion of the difference between the new carrying value and the mandatory redemption value is treated as an offsetting reduction to minority interest expense over the remaining life of the preferred stock.

AT&T Wireless Services Inc. ("AWS") maintains a 19.9% ownership in the Company's Cincinnati Bell Wireless LLC ("CBW") subsidiary. The balance is adjusted as a function of AWS's 19.9% share of the operating income (or loss) of CBW, with an offsetting amount being reflected in the Consolidated Statements of Operations and Comprehensive Income (Loss) under the caption "Minority interest expense (income)".

8. COMMON AND PREFERRED SHARES

COMMON SHARES

The par value of the Company's common shares is $.01 per share. At December 31, 2001 and 2000, common shares outstanding were 218.1 million and 215.5 million, respectively. In July 1999, the Company's Board of Directors approved a share repurchase program authorizing the repurchase of up to $200 million of common shares of the Company. The 218.1 million shares of Company common shares outstanding at December 31, 2001, are net of approximately 7.8 million shares that were repurchased by the Company during 1999 at a cost of $145.1 million.

PREFERRED SHARE PURCHASE RIGHTS PLAN

In the first quarter of 1997, the Company's Board of Directors adopted a Share Purchase Rights Plan by granting a dividend of one preferred share purchase right for each outstanding common share to shareowners of record at the close of business on May 2, 1997. Under certain conditions, each right entitles the holder to purchase one-thousandth of a Series A Preferred Share. The rights cannot be exercised or transferred apart from common shares, unless a person or group acquires 15% or more of the Company's outstanding common shares. The rights will expire May 2, 2007, if they have not been redeemed.

PREFERRED SHARES

The Company is authorized to issue up to four million voting preferred shares and one million nonvoting preferred shares.

In connection with the Merger, the Company issued 155,250 shares of 6¾% cumulative convertible preferred stock at a par value of $1,000. These shares were subsequently converted into 3,105,000 depository shares bearing a par value of $50 per share. Shares of this preferred stock can be converted at any time at the option of the holder into common stock of the Company at a conversion rate of 1.44 shares of Company common stock per depository share of 6¾% convertible preferred stock. Dividends on the 6¾% convertible preferred stock are payable quarterly in arrears in cash or common stock. The liquidation preference on the 6¾% preferred shares is the par value or $50 per share.

Also in connection with the Merger, the Company issued approximately 1,074,000 shares of 7¼% junior convertible preferred stock due 2007 valued at $234.5 million. As of December 31, 1999 approximately 1,058,000 shares remained outstanding and had a carrying value of $228.6 million. Pursuant to the Company's March 21, 2000 redemption offer, the outstanding preferred shares were converted into common shares of the Company at a rate of 8.945 common shares for each preferred share, creating approximately 9.5 million additional common shares in April of 2000. Approximately 100 preferred shares were redeemed for an immaterial amount of cash in order to complete the Company's obligations related to this preferred stock.

9. EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share ("EPS") is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if common stock equivalents were exercised, but only to the extent that they are considered dilutive to the Company's earnings. The following table is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for earnings (loss) from continuing operations before the extraordinary item and cumulative effect of a change in accounting principle for the following periods:

Year ended December 31 (Shares and dollars in millions, except per share amounts)	2001	2000	1999
Numerator:			
Income (loss) from continuing operations before extraordinary item and cumulative effect of change in accounting principle	$(286.2)	$(376.5)	$34.6
Preferred stock dividends and accretion	10.4	8.1	2.1
Numerator for EPS and EPS assuming dilution – income (loss) applicable to common shareowners	$(296.6)	$(384.6)	$32.5
Denominator:			
Denominator for basic EPS – weighted average common shares outstanding	217.4	211.7	144.3
Potential dilution:			
Stock options	–	–	5.6
Stock-based compensation arrangements	–	–	0.8
Denominator for diluted EPS per common share	217.4	211.7	150.7
Basic EPS from continuing operations before extraordinary item and cumulative effect of change in accounting principle	$ (1.36)	$ (1.82)	$0.23
Diluted EPS from continuing operations before extraordinary item and cumulative effect of change in accounting principle	$ (1.36)	$ (1.82)	$0.22

Weighted average common shares outstanding at December 31, 2001 and 2000 includes two full years of the approximately 69 million shares issued in conjunction with the Merger and the conversion of approximately 1.1 million shares of 7¼% convertible preferred stock into approximately 9.5 million shares of the Company's common stock in April of 2000. These 9.5 million shares were added to the denominator of the EPS calculation during the second quarter of 2000.

Because the effect of their inclusion in the EPS calculation would be anti-dilutive, approximately 3.7 million additional shares related to "in-the-money" stock options and restricted stock are not included in the denominator of the EPS calculation. The total number of potential additional shares outstanding related to stock options, restricted stock and the assumed conversion of the Company's 6¾% convertible preferred stock and 6¾% convertible subordinated debentures is approximately 51 million and 47 million at December 31, 2001 and 2000, respectively, if all stock options currently outstanding were exercised and all convertible securities were to convert.

10. INCOME TAX PROVISION (BENEFIT)

Income tax provision (benefit) consists of the following:

Year ended December 31 ($ in millions)	2001	2000	1999
Current:			
Federal	$ 2.1	$ 0.3	$ 50.5
State and local	0.9	0.9	6.6
Total current	3.0	1.2	57.1
Investment tax credits	(0.4)	(0.4)	(1.2)
Deferred:			
Federal	(80.7)	(132.5)	(21.1)
State and local	(2.1)	(33.9)	(3.5)
Total deferred	(82.8)	(166.4)	(24.6)
Total	$(80.2)	$(165.6)	$ 31.3

Income tax benefits for 2001 decreased in comparison to the prior year as a function of the decrease in pretax losses from continuing operations, as well as valuation allowances established against certain state and local net operating losses due to uncertainty as to the realization of these benefits.

The following is a reconciliation of the statutory federal income tax rate with the effective tax rate for each year:

	2001	2000	1999
U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	7.0	7.6	3.4
Change in valuation allowance	(6.8)	(3.6)	–
Amortization of nondeductible intangible assets	(6.9)	(4.5)	4.9
Dividends on 12½% exchangeable preferred stock	(4.4)	(3.1)	3.5
Other differences, net	(2.0)	(0.8)	0.7
Effective rate	21.9%	30.6%	47.5%

The income tax provision (benefit) relating to other comprehensive income (loss) components were $(50) million, $(55) million and $104 million in 2001, 2000 and 1999, respectively.

The Company realized an income tax benefit from the exercise of certain stock options in 2001, 2000 and 1999 of $20 million, $40 million and $14 million, respectively. This benefit resulted in a decrease in current income taxes payable and an increase in additional paid in capital.

The components of the Company's deferred tax assets and liabilities are as follows:

At December 31 ($ in millions)	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$303.2	$195.8
Unearned revenue	159.0	189.2
Investments	55.0	47.8
Restructuring related items	108.5	4.4
Other	71.2	96.7
Total deferred tax assets	696.9	533.9
Valuation allowance	(85.0)	(46.6)
Net deferred income tax assets	$611.9	$487.3
Deferred tax liabilities:		
Depreciation and amortization	$350.3	$310.4
Unrealized gain on investments	–	42.7
Other	15.5	8.5
Total deferred tax liabilities	$365.8	$361.6
Net deferred tax asset	$246.1	$125.7

Tax loss carryforwards will generally expire between 2010 and 2021. U.S. tax laws limit the annual utilization of tax loss carryforwards of acquired entities. These limitations should not materially impact the utilization of the tax carryforwards.

The Company recorded a valuation allowance of $85.0 million and $46.6 million for the years ended December 31, 2001 and 2000, respectively. The valuation allowance is related to certain state and local tax loss carryforwards due to uncertainty of the ultimate realization of such future benefits.

In evaluating the amount of valuation allowance needed, the Company considers prior operating results, future taxable income projections, expiration dates of net operating loss carryforwards and ongoing prudent and feasible tax planning strategies. Based upon these analyses, management believes it is more likely than not that future taxable income will be sufficient to fully recover the existing net deferred tax assets. In the event the Company were to determine that it would not be able to realize all or a portion of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be made, which would negatively impact net income in the period such determination was made.

11. EMPLOYEE BENEFIT PLANS

PENSION AND POSTRETIREMENT PLANS

The Company sponsors three noncontributory defined benefit pension plans: one for eligible management employees, one for nonmanagement employees and one supplementary, non-qualified, unfunded plan for certain senior executives.

The management pension plan is a cash balance plan. The pension benefit is determined by a combination of compensation-based credits and annual guaranteed interest credits. The nonmanagement pension plan is also a cash balance plan. The pension benefit is determined by a combination of service and job-classification-based credits and annual interest credits. Benefits for the supplementary plan are based on years of service and eligible pay. Funding of the management and nonmanagement plans is achieved through contributions to an irrevocable trust fund.

The contributions are determined using the aggregate cost method. The Company uses the projected unit credit cost method for determining pension cost for financial reporting purposes.

The Company also provides health care and group life insurance benefits for retirees with a service pension. The Company funds certain group life insurance benefits through Retirement Funding Accounts and funds health care benefits and other group life insurance benefits using Voluntary Employee Benefit Association ("VEBA") trusts. It is the Company's practice to fund amounts as deemed appropriate from time to time. Contributions are subject to IRS limitations developed using the aggregate cost method. The associated plan assets are primarily equity securities and fixed income investments. The Company recorded an accrued postretirement benefit liability of approximately $51 million and $47 million at December 31, 2001 and 2000, respectively.

The following information relates to all Company noncontributory defined-benefit pension plans, postretirement health care, and life insurance benefit plans. Pension and postretirement benefit costs are as follows:

	Pension Benefits			Postretirement and Other Benefits		
Year ended December 31 ($ in millions)	2001	2000	1999	2001	2000	1999
Service cost (benefits earned during the period)	$ 11.7	$ 5.5	$ 6.0	$ 1.3	$ 1.2	$ 1.8
Interest cost on projected benefit obligation	31.4	32.0	30.3	15.4	15.4	14.4
Expected return on plan assets	(46.4)	(43.3)	(37.8)	(10.1)	(11.0)	(10.3)
Settlement gains	–	–	–	–	–	–
Curtailment loss	3.9	0.1	–	–	–	–
Amortization of:						
Transition (asset)/obligation	(2.4)	(2.4)	(2.4)	4.8	4.8	4.9
Prior service cost	3.1	2.0	1.5	0.3	0.3	0.3
Net (gain)/loss	(8.0)	(3.7)	0.3	(0.3)	(1.0)	(0.3)
Actuarial (income) expense	$ (6.7)	$ (9.8)	$ (2.1)	$ 11.4	$ 9.7	$ 10.8

Reconciliation of the beginning and ending balance of the plans' funded status were:

	Pension Benefits		Postretirement and Other Benefits	
Year ended December 31 ($ in millions)	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at January 1	$439.6	$ 434.7	$210.0	$201.2
Service cost	11.7	5.5	1.3	1.2
Interest cost	31.4	32.0	15.4	15.4
Amendments	14.6	1.0	(6.9)	−
Actuarial (gain) loss	16.3	14.5	8.5	8.1
Benefits paid	(56.9)	(48.1)	(18.9)	(15.9)
Curtailment	2.1	−	−	−
Benefit obligation at December 31	$458.8	$ 439.6	$209.4	$210.0
Change in plan assets:				
Fair value of plan assets at January 1	$611.1	$ 666.2	$129.2	$135.3
Actual return on plan assets	(40.6)	(11.4)	(3.2)	1.8
Employer contribution	3.6	4.4	7.3	7.9
Benefits paid	(56.9)	(48.1)	(18.9)	(15.9)
Fair value plan assets at December 31	$517.2	$ 611.1	$114.4	$129.1
Reconciliation to Balance Sheet				
Funded (unfunded) status	$ 58.3	$ 171.4	$ (95.0)	$ (80.9)
Unrecognized transition asset	(7.5)	(9.7)	46.3	58.1
Unrecognized prior service cost	33.2	25.5	2.1	2.4
Unrecognized net gain	(50.5)	(164.0)	(4.2)	(26.3)
Net amount recognized	$ 33.5	$ 23.2	$ (50.8)	$ (46.7)

The combined net prepaid benefit expense consists of:

	Pension Benefits	
Year ended December 31 ($ in millions)	2001	2000
Prepaid benefit cost	$ 59.6	$ 49.7
Accrued benefit liability	(31.8)	(32.6)
Intangible asset	0.7	1.1
Accumulated other comprehensive income	5.0	5.0
Net amount recognized	$ 33.5	$ 23.2

At December 31, 2001 and 2000, respectively, pension plan assets include $13 million and $32 million in Company common stock. The following are the weighted average assumptions as of December 31:

	Pension Benefits			Other Benefits		
At December 31	2001	2000	1999	2001	2000	1999
Discount rate – projected benefit obligation	7.25%	7.50%	7.75%	7.25%	7.50%	7.75%
Expected long-term rate of return on Pension and VEBA plan assets	8.25%	8.25%	8.25%	8.25%	8.25%	8.25%
Expected long-term rate of return on retirement fund account assets	−	−	−	8.00%	8.00%	8.00%
Future compensation growth rate	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%

The assumed health care cost trend rate used to measure the postretirement health benefit obligation at December 31, 2001, was 8.65% and is assumed to decrease gradually to 4.67% by the year 2006. In addition, a one percentage point change in assumed health care cost trend rates would have the following effect on the postretirement benefit costs and obligation:

($ in millions)	1% Increase	1% Decrease
2001 service and interest costs	$0.5	$(0.5)
Post-retirement benefit obligation at December 31, 2001	$7.6	$(6.7)

12. STOCK-BASED COMPENSATION PLANS

During 2001 and in prior years, certain employees of the Company were granted stock options and other stock-based awards under the Company's Long-Term Incentive Plan ("Company LTIP"). In addition, during 2001, the Company converted a special equity bonus plan based on share price appreciation, to a stock appreciation rights plan under the Company LTIP. The plan, created for a limited number of individuals involved in the Merger, granted 574,000 stock appreciation rights with a strike price of $16.7813 and a cap of $25.4063. Under the Company LTIP, options are granted with exercise prices that are no less than market value of the stock at the grant date. Generally, stock options and stock appreciation rights have ten-year terms and vesting terms of three to five years. The number of shares authorized and available for grant under this plan were approximately 50 million and 16 million, respectively, at December 31, 2001.

Upon completion of the Merger, the historic IXC options were exchanged for Company options at a rate of 2.0976 Company options for each historic IXC option. The newly issued Company options retained the same vesting provisions, option periods, and other terms and conditions as the original IXC options.

The Company follows the disclosure-only provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), but applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for the issuance of Company options to employees based on the fair value at the grant dates for awards consistent with the method prescribed by SFAS 123, net income and earnings per share would have been impacted as follows:

Year ended December 31 ($ in millions, except per share amounts)	2001	2000	1999
Net income (loss) applicable to common shareowners:			
As reported	$(296.6)	$(385.2)	$29.3
Pro forma compensation expense, net of tax benefits	(24.4)	(17.8)	(7.8)
Total pro forma	$(321.0)	$(403.0)	$21.5
Diluted earnings (loss) per share:			
As reported	$ (1.36)	$ (1.82)	$0.20
Pro forma	$ (1.48)	$ (1.90)	$0.14

SAVINGS PLANS

The Company sponsors several defined contribution plans covering substantially all employees. The Company's contributions to the plans are based on matching a portion of the employee contributions, on a percentage of employee earnings, or on net income for the year in 1999 and 2000. Company contributions are invested in various investment funds at the complete direction of the employee. Total Company contributions to the defined contribution plans were $10.3 million, $7.2 million and $4.5 million for 2001, 2000, and 1999, respectively.

The weighted average fair values at the date of grant for the Company options granted to employees were $7.40, $12.75 and $8.40 during 2001, 2000 and 1999, respectively. Such amounts were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected dividend yield	–	–	–
Expected volatility	68.7%	48.9%	48.0%
Risk-free interest rate	4.1%	5.1%	6.4%
Expected holding period – years	3	4	4

Presented below is a summary of the status of outstanding Company stock options issued to employees, options issued in the Merger and related transactions (shares in thousands):

	Shares	Weighted Average Exercise Price
Company options held by employees at January 1, 1999	7,284	$ 8.72
Options granted in Merger	14,583	$15.78
Granted to employees	11,341	$19.38
Exercised	(3,198)	$11.57
Forfeited/expired	(1,308)	$17.55
Company options held by employees at December 31, 1999	28,702	$15.81
Granted to employees	6,409	$30.84
Exercised	(4,745)	$14.17
Forfeited/expired	(3,607)	$22.74
Company options held by employees at December 31, 2000	26,759	$18.54
Granted to employees	14,207	$15.96
Exercised	(2,266)	$ 9.52
Forfeited/expired	(4,931)	$23.09
Company options held by employees at December 31, 2001	33,769	$17.40

The following table summarizes the status of Company stock options outstanding and exercisable at December 31, 2001:

(Shares in thousands)		Options Outstanding			Options Exercisable	
		Weighted Average Remaining Contractual	Weighted Average			
Range of Exercise Prices	Shares	Life in Years	Exercise Price		Shares	Exercise Price
$ 1.44 to $ 9.645	9,115	8.60	$ 8.84		1,753	$ 5.47
$ 9.90 to $16.7813	11,143	6.89	$15.43		6,062	$14.58
$17.50 to $24.9375	8,610	8.25	$21.56		2,626	$20.28
$24.97 to $38.1875	4,901	8.15	$30.51		1,145	$31.38
Total	33,769	7.88	$17.40		11,586	$16.15

Restricted stock awards during 2001, 2000 and 1999 were 65,000 shares, 362,184 shares and 739,250 shares, respectively. The weighted average market value of the shares on the grant date were $24.41 in 2001, $25.54 in 2000, and $17.37 in 1999, respectively. Restricted stock awards generally vest within one to five years. Total compensation expense for restricted stock awards during 2001, 2000 and 1999 was $6.1 million, $3.8 million and $5.1 million, respectively.

In January 1999, the Company announced stock option grants to each of its then existing employees (approximately 3,500). According to the terms of this program, stock option grant recipients remaining with the Company until January 2002 can exercise their options to purchase up to 500 common shares each at an exercise price of $16.75. This plan also includes a provision for option grants to employees hired after the January 1999 grant date, in smaller amounts and at an exercise price based on the month of hire (e.g., employees hired during 2001 receive options to purchase up to 300 common shares of the Company). Grant recipients must exercise their options by January 2009. The Company does not expect a significant amount of dilution as a result of this grant.

In December 2001, the Company announced an additional stock option grant to a majority of its management employees. Each eligible employee was granted 300 options to purchase common shares at an exercise price of $9.645. The options vest over a period of three years and expire ten years from the date of grant. The Company does not expect a significant amount of dilution as a result of this grant.

13. DISCONTINUED OPERATIONS

On May 23, 2000, the Company completed the sale of its Cincinnati Bell Supply ("CBS") subsidiary. Accordingly, the net income, net assets and net cash flows of CBS have been reported as "discontinued operations" in the 2000 and 1999 financial statements.

Summarized financial information for the discontinued operations is as follows:

The Company incurred costs for product purchases from CBS of $0.9 million and $7.9 million in 2000 and 1999, respectively. The effective tax rates for discontinued operations in 2000 and 1999 were 44% and 37%, respectively.

Year ended December 31 ($ in millions)	2000	1999
RESULTS OF OPERATIONS		
Revenue	$13.1	$29.1
Income (loss) before income taxes	(0.9)	5.4
Income tax provision (benefit)	(0.4)	2.0
Income (loss) from operations	(0.5)	3.4
Gain on sale of discontinued operations, net of tax	0.7	–
Net income	$ 0.2	$ 3.4
FINANCIAL POSITION		
Current assets	$ 0.5	$10.4
Total assets	0.5	11.0
Current liabilities	0.1	3.0
Total liabilities	0.1	3.1
Net assets of discontinued operations	$ 0.4	$ 7.9

14. ADDITIONAL FINANCIAL INFORMATION

BALANCE SHEET

Year ended December 31 ($ in millions)	2001	2000	Depreciable Lives (Years)
Property, plant and equipment:			
Land and rights of way	$ 159.3	$ 157.6	20– Indefinite
Buildings and leasehold improvements	393.0	403.7	2–40
Telephone plant	1,962.3	1,839.7	3–29
Transmission facilities	2,163.3	1,587.4	2–20
Furniture, fixtures, vehicles, and other	205.5	150.9	8–20
Construction in process	257.1	509.1	–
Subtotal	5,140.5	4,648.4	
Less: Accumulated depreciation	(2,081.0)	(1,669.4)	
Property, plant and equipment, net*	$3,059.5	$2,979.0	

*Includes $37.4 and $40.3, respectively, of assets accounted for as capital leases, net of accumulated depreciation of $40.7 and $25.5, respectively, included in 'Buildings and leasehold improvements,' 'Telephone plant,' 'Transmission facilities,' and 'Furniture, fixtures, vehicles and other.'

Year ended December 31 ($ in millions)	2001	2000	Amortization Lives (Years)
Other intangibles:			
Assembled workforce	$ 24.0	$ 24.0	2–4
Installed customer base	399.0	399.0	2–20
Other intangibles	56.6	58.7	2–40
Subtotal	479.6	481.7	
Less: Accumulated amortization	(83.3)	(43.8)	
Other intangibles, net	$ 396.3	$ 437.9	
Other current liabilities:			
Accrued payroll and benefits	$ 31.6	$ 48.9	
Accrued interest	12.2	21.2	
Accrued restructuring costs	78.8	6.5	
Accrued cost of service	58.2	67.6	
Other current liabilities	101.7	134.2	
Total	$ 282.5	$ 278.4	
Accumulated other comprehensive income (loss):			
Unrealized gain on investments	$ –	$ 85.9	
Unrealized loss on interest rate swaps	(7.4)	–	
Additional minimum pension liability	(3.3)	(3.2)	
Total	$ (10.7)	$ 82.7	

STATEMENT OF CASH FLOWS

Year ended December 31 ($ in millions)	2001	2000	1999
Cash paid (received) for:			
Interest (net of amount capitalized)	$142.8	$124.9	$53.8
Income taxes (net of refunds)	$(17.9)	$(33.3)	$40.2
Noncash investing and financing activities:			
Common stock, warrants and options issued in purchase of business	$–	$–	$1,908.0
Preferred stock dividends	$–	$–	$12.0
Accretion of 12½% exchangeable preferred stock	$3.2	$4.1	$2.4

15. BUSINESS SEGMENT INFORMATION

The Company is organized on the basis of products and services. The Company's segments are strategic business units that offer distinct products and services and are aligned with specific subsidiaries of the Company. The Company operates in the four business segments described below.

The Broadband segment provides data and voice communication services nationwide. These services are provided over approximately 18,500 route miles of fiber-optic transmission facilities. Broadband segment revenue is generated by broadband transport through private line and indefeasible right of use ("IRU") agreements, internet services utilizing technology based on internet protocol ("IP"), and switched voice services provided to both wholesale and retail customers. The Broadband segment also offers data collocation, information technology consulting ("IT consulting"), network construction and other services. These services are offered nationally through the Company's Broadwing Communications Inc. subsidiary. As further discussed in Note 3 of the Notes to Consolidated Financial Statements, the Company announced its intention to exit the network construction business through the November 2001 restructuring.

The Local segment provides local telephone service, network access, high-speed internet access, data transport services and switched long-distance, as well as other ancillary products and services to customers in southwestern Ohio, northern Kentucky and southeastern Indiana. This market consists of approximately 2,400 square miles located within a 25-mile radius of Cincinnati, Ohio. Services are provided through the Company's Cincinnati Bell Telephone ("CBT") subsidiary.

The Wireless segment includes the operations of the Cincinnati Bell Wireless LLC ("CBW") subsidiary, a venture in

which the Company owns 80.1% and AT&T Wireless Services Inc. ("AWS") owns the remaining 19.9%. This segment provides advanced digital personal communications and sales of related communications equipment to customers in the Greater Cincinnati and Dayton, Ohio operating areas.

The Other segment combines the operations of Cincinnati Bell Any Distance ("CBAD"), Cincinnati Bell Directory ("CBD"), ZoomTown.com ("ZoomTown") and Cincinnati Bell Public Communications Inc. ("Public"). CBAD resells voice long-distance service, CBD publishes Yellow Pages directories, ZoomTown provides web hosting and internet-based services and Public provides public payphone services. As further discussed in Note 3 of the Notes to Consolidated Financial Statements, ZoomTown's managed web hosting activities will be merged into Broadwing Communications subsequent to January 1, 2002, and, going forward, will be reported in the Broadband segment. ZoomTown's DSL and internet operations will be assumed by CBT subsequent to December 31, 2001. In addition, in February 2002, the Company announced its decision to divest a substantial portion of CBD. The sale of CBD closed on March 8, 2002.

The Company evaluates performance of its segments based on EBITDA. EBITDA represents net income (loss) from continuing operations before interest, income tax expense (benefit), depreciation, amortization, restructuring and other charges (credits), minority interest expense (income), equity loss in unconsolidated entities, loss (gain) on investments, other expense (income), extraordinary items and the effect of changes in accounting principles. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or as an alternative to cash flows as a source of liquidity, and may not be comparable with EBITDA as defined by other companies. The Company has presented certain information regarding EBITDA because the Company believes that EBITDA is generally accepted as providing useful information regarding a company's ability to service and incur debt.

The Company generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, i.e., at current market prices. The accounting policies of the business segments are the same as those described in Description of Business and Accounting Policies (see Note 1 of the Notes to Consolidated Financial Statements). Certain corporate adminis-trative expenses have been allocated to segments based upon the nature of the expense and the relative size of the segment.

Year ended December 31 ($ in millions)	2001	2000	1999
REVENUE			
Broadband	$1,190.3	$999.7	$174.6
Local	833.2	793.9	739.9
Wireless	248.0	180.0	91.4
Other	166.3	142.2	109.3
Intersegment	(87.3)	(65.7)	(13.2)
Total Revenue	$2,350.5	$2,050.1	$1,102.0
INTERSEGMENT REVENUE			
Broadband	$ 54.0	$ 34.1	$ —
Local	32.0	30.2	12.6
Wireless	0.9	1.0	—
Other	0.4	0.4	0.6
Total Intersegment Revenue	$ 87.3	$ 65.7	$ 13.2
EBITDA			
Broadband	$ 110.0	$ 81.4	$ 1.9
Local	422.8	392.5	319.6
Wireless	66.0	18.5	(25.6)
Other	26.6	3.6	24.4
Corporate and Eliminations	0.1	2.0	10.2
Total EBITDA	$ 625.5	$ 498.0	$ 330.5
ASSETS			
Broadband	$4,961.9	$5,000.3	$5,166.0
Local	787.8	825.0	777.2
Wireless	382.8	356.2	268.4
Other	110.4	85.0	58.6
Corporate and Eliminations	69.1	211.1	235.2
Total Assets	$6,312.0	$6,477.6	$6,505.4
CAPITAL ADDITIONS			
Broadband	$ 460.7	$ 591.7	$ 166.1
Local	117.3	151.9	152.1
Wireless	52.0	84.2	55.9
Other	17.4	14.9	7.1
Corporate and Eliminations	1.1	1.2	—
Total Capital Additions	$ 648.5	$ 843.9	$ 381.2
DEPRECIATION AND AMORTIZATION			
Broadband	$ 379.5	$ 305.8	$ 52.6
Local	136.9	122.9	113.0
Wireless	28.2	21.2	14.3
Other	10.0	9.6	1.0
Corporate and Eliminations	0.3	0.2	—
Total Depreciation and Amortization	$ 554.9	$ 459.7	$ 180.9

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate, where practicable, the fair value of each class of financial instruments:

Cash and cash equivalents, and short-term debt – The carrying amount approximates fair value because of the short-term maturity of these instruments.

Accounts receivable and accounts payable – The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximate fair value.

Marketable securities – The fair values of marketable securities are based on quoted market prices.

Long-term debt – The fair value is estimated based on year-end closing market prices of the Company's debt and of similar liabilities. The carrying amounts at December 31, 2001 and 2000 were $2,665 million and $2,465 million, respectively. The estimated fair values at December 31, 2001 and 2000 were $2,449 million and $2,374 million, respectively. Long-term debt at December 31, 2000 also includes the forward sale of six million shares of PSINet common stock, as further described in Note 6 of the Notes to Consolidated Financial Statements, and settled during the first quarter of 2001. The Company adjusted the carrying amount of this liability based on its settlement value. The carrying amount of this obligation at December 31, 2000 was $3 million.

Convertible preferred stock – The fair value of the $12\frac{1}{2}$% Exchangeable Preferred Stock at December 31, 2001 and 2000, respectively, was $245 million and $379 million, based on the trading value of this item on those dates.

Interest rate risk management – The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company continuously monitors the ratio of variable to fixed interest rate debt to maximize its total return. As of December 31, 2001, approximately 32% of debt was fixed-rate debt and approximately 68% were bank loans with variable interest rates. A further discussion of the Company's interest rate risk management policies can be found in "Qualitative and Quantitative Disclosures about Market Risk" on page 36 of this annual report.

17. SUPPLEMENTAL GUARANTOR INFORMATION

CBT, a wholly owned subsidiary of the Parent Company, has debt outstanding that is guaranteed by the Parent Company. Substantially all of the Parent Company's income and cash flow is generated by its subsidiaries. Generally, funds necessary to meet the Parent Company's debt service obligations are provided by distributions or advances from its subsidiaries.

The following information sets forth the condensed consolidating balance sheets of the Company as of December 31, 2001 and 2000 and the condensed consolidating statements of operations and cash flows for the three years then ended:

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the year ended December 31, 2001
($ in millions)

	Parent	CBT	Other	Eliminations	Total
Revenue	$ –	$833.2	$1,604.6	$ (87.3)	$2,350.5
Operating costs and expenses	7.2	557.8	2,044.1	(87.3)	2,521.8
Operating income	(7.2)	275.4	(439.5)	–	(171.3)
Equity in earnings (loss) of subsidiaries	(187.7)	–	–	187.7	–
Interest expense	163.0	22.7	85.0	(102.6)	168.1
Other expense (income), net	(54.6)	(0.5)	(20.5)	102.6	27.0
Income (loss) before income taxes, extraordinary items and cumulative effect of change in accounting principle	(303.3)	253.2	(504.0)	187.7	(366.4)
Income tax provision (benefit)	(17.1)	89.6	(152.7)	–	(80.2)
Income (loss) from continuing operations before extraordinary items and cumulative effect of change in accounting principle	(286.2)	163.6	(351.3)	187.7	(286.2)
Income from discontinued operations, net	–	–	–	–	–
Extraordinary item, net of tax	–	–	–	–	–
Cumulative effect of a change in accounting principle, net of tax	–	–	–	–	–
Net income (loss)	$(286.2)	$163.6	$ (351.3)	$ 187.7	$ (286.2)

For the year ended December 31, 2000

	Parent	CBT	Other	Eliminations	Total
Revenue	$ –	$793.9	$1,321.9	$ (65.7)	$2,050.1
Operating costs and expenses	(1.4)	524.2	1,554.8	(66.6)	2,011.0
Operating income	1.4	269.7	(232.9)	0.9	39.1
Equity in earnings (loss) of subsidiaries	(296.4)	–	–	296.4	–
Interest expense	153.7	22.0	92.8	(104.9)	163.6
Other expense (income), net	(57.8)	0.4	369.0	106.0	417.6
Income (loss) before income taxes, extraordinary items and cumulative effect of change in accounting principle	(390.9)	247.3	(694.7)	296.2	(542.1)
Income tax provision (benefit)	(13.8)	86.6	(238.4)	–	(165.6)
Income (loss) from continuing operations before extraordinary items and cumulative effect of change in accounting principle	(377.1)	160.7	(456.3)	296.2	(376.5)
Income from discontinued operations, net	–	–	–	0.2	0.2
Extraordinary item, net of tax	–	–	–	–	–
Cumulative effect of a change in accounting principle, net of tax	–	(0.8)	–	–	(0.8)
Net income (loss)	$(377.1)	$159.9	$ (456.3)	$ 296.4	$ (377.1)

For the year ended December 31, 1999

	Parent	CBT	Other	Eliminations	Total
Revenue	$ –	$739.9	$ 375.3	$ (13.2)	$1,102.0
Operating costs and expenses	(5.6)	534.3	447.7	(13.1)	963.3
Operating income	5.6	205.6	(72.4)	(0.1)	138.7
Equity in earnings (loss) of subsidiaries	55.1	–	–	(55.1)	–
Interest expense	35.8	22.8	22.0	(19.0)	61.6
Other expense (income), net	1.1	(1.0)	(8.2)	19.3	11.2
Income (loss) before income taxes, extraordinary items and cumulative effect of change in accounting principle	23.8	183.8	(86.2)	(55.5)	65.9
Income tax provision (benefit)	(7.6)	64.8	(25.9)	–	31.3
Income (loss) from continuing operations before extraordinary items and cumulative effect of change in accounting principle	31.4	119.0	(60.3)	(55.5)	34.6
Income from discontinued operations, net	–	–	–	3.4	3.4
Extraordinary item, net of tax	–	–	(6.6)	–	(6.6)
Cumulative effect of a change in accounting principle, net of tax	–	–	–	–	–
Net income (loss)	$ 31.4	$119.0	$ (66.9)	$ (52.1)	$ 31.4

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2001
($ in millions)

	Parent	CBT	Other	Eliminations	Total
Cash and cash equivalents	$ 17.3	$ –	$ 12.7	$ –	$ 30.0
Receivables, net	–	100.2	220.5	–	320.7
Other current assets	6.3	42.2	68.2	2.5	119.2
Intercompany receivables – current	–	23.1	–	(23.1)	–
Total current assets	23.6	165.5	301.4	(20.6)	469.9
Property, plant and equipment, net	2.1	614.4	2,443.0	–	3,059.5
Goodwill and other intangibles, net	0.7	–	2,444.2	–	2,444.9
Investments in subsidiaries and other entities	2,158.2	–	15.3	(2,157.2)	16.3
Other noncurrent assets	117.6	7.9	251.2	(55.3)	321.4
Intercompany receivables – noncurrent	1,783.0	–	–	(1,783.0)	–
Net assets from discontinued operations	–	–	–	–	–
TOTAL ASSETS	$4,085.2	$787.8	$5,455.1	$(4,016.1)	$6,312.0
Short-term debt	$ 118.8	$ 28.0	$ 3.2	$ –	$ 150.0
Accounts payable	1.9	49.2	138.8	–	189.9
Other current liabilities	36.6	89.3	445.4	9.2	580.5
Intercompany payables – current	–	–	–	–	–
Total current liabilities	157.3	166.5	587.4	9.2	920.4
Long-term debt, less current portion	2,306.3	304.2	91.5	–	2,702.0
Other noncurrent liabilities	89.4	60.7	487.3	(61.9)	575.5
Intercompany payables – noncurrent	–	–	1,806.2	(1,806.2)	–
Total liabilities	2,553.0	531.4	2,972.4	(1,858.9)	4,197.9
Minority interest	–	–	17.8	417.9	435.7
Mezzanine financing	–	–	417.9	(417.9)	–
Shareowners' equity	1,532.2	256.4	2,047.0	(2,157.2)	1,678.4
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY	$4,085.2	$787.8	$5,455.1	$(4,016.1)	$6,312.0

December 31, 2000

	Parent	CBT	Other	Eliminations	Total
Cash and cash equivalents	$ 5.8	$ –	$ 32.1	$ –	$ 37.9
Receivables, net	–	101.4	229.2	–	330.6
Other current assets	5.5	50.6	40.6	(2.5)	94.2
Intercompany receivables – current	–	–	–	–	–
Total current assets	11.3	152.0	301.9	(2.5)	462.7
Property, plant and equipment, net	1.3	632.2	2,345.5	–	2,979.0
Goodwill and other intangibles, net	1.1	–	2,558.3	–	2,559.4
Investments in subsidiaries and other entities	2,874.8	–	253.2	(2,873.1)	254.9
Other noncurrent assets	102.9	40.8	155.8	(78.3)	221.2
Intercompany receivables – noncurrent	1,429.6	–	–	(1,429.6)	0.0
Net assets from discontinued operations	–	–	–	0.4	0.4
TOTAL ASSETS	$4,421.0	$825.0	$5,614.7	$(4,383.1)	$6,477.6
Short-term debt	$ –	$ 5.7	$ 8.3	$ –	$ 14.0
Accounts payable	9.0	45.9	201.6	–	256.5
Other current liabilities	42.0	91.3	311.4	12.1	456.8
Intercompany payables – current	–	31.1	–	(31.1)	–
Total current liabilities	51.0	174.0	521.3	(19.0)	727.3
Long-term debt, less current portion	2,128.8	324.2	54.0	–	2,507.0
Other noncurrent liabilities	74.5	69.8	736.7	(93.0)	788.0
Intercompany payables – noncurrent	–	–	1,377.7	(1,377.7)	–
Total liabilities	2,254.3	568.0	2,689.7	(1,489.7)	4,022.3
Minority interest	423.6	–	10.2	–	433.8
Mezzanine financing	–	–	423.6	(423.6)	–
Shareowners' equity	1,743.1	257.0	2,491.2	(2,469.8)	2,021.5
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY	$4,421.0	$825.0	$5,614.7	$(4,383.1)	$6,477.6

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2001
($ in millions)

	Parent	CBT	Other	Eliminations	Total
Cash flows from operating activities	$ (8.0)	$ 333.6	$ (66.5)	$ –	$ 259.1
Capital expenditures	(1.1)	(117.3)	(530.1)	–	(648.5)
Other investing activities	–	–	113.9	–	113.9
Cash flows from investing activities	(1.1)	(117.3)	(416.2)	–	(534.6)
Issuance of long-term debt/(capital contributions)	210.9	(218.7)	515.8	–	508.0
Repayment of long-term debt	(200.1)	–	(3.2)	–	(203.3)
Short-term borrowings and capital leases, net	0.4	2.4	–	(0.4)	2.4
Issuance of common shares – exercise of stock options	22.5	–	–	–	22.5
Other financing activities	(13.1)	–	(49.3)	–	(62.4)
Cash flows from financing activities	20.6	(216.3)	463.3	(0.4)	267.2
Cash flows from discontinued operations	–	–	·	0.4	0.4
Increase (decrease) in cash and cash equivalents	11.5	–	(19.4)	–	(7.9)
Beginning cash and cash equivalents	5.8	–	32.1	–	37.9
Ending cash and cash equivalents	$ 17.3	$ –	$ 12.7	$ –	$ 30.0

For the year ended December 31, 2000

	Parent	CBT	Other	Eliminations	Total
Cash flows from operating activities	$ (45.2)	$ 302.5	$ 8.0	$ 66.9	$ 332.2
Capital expenditures	(1.3)	(151.8)	(690.8)	–	(843.9)
Other investing activities	0.3	–	(19.8)	–	(19.5)
Cash flows from investing activities	(1.0)	(151.8)	(710.6)	–	(863.4)
Issuance of long-term debt/(capital contributions)	(33.9)	(150.7)	1,143.2	(74.6)	884.0
Repayment of long-term debt	–	–	(404.0)	–	(404.0)
Short-term borrowings and capital leases, net	9.6	–	(11.5)	–	(1.9)
Issuance of common shares – exercise of stock options					
Other financing activities	51.7	–	(49.2)	–	2.5
Cash flows from financing activities	27.4	(150.7)	678.5	(74.6)	480.6
Cash flows from discontinued operations	–	–	–	7.7	7.7
Increase (decrease) in cash and cash equivalents	(18.8)	–	(24.1)	–	(42.9)
Beginning cash and cash equivalents	24.6	–	56.2	–	80.8
Ending cash and cash equivalents	$ 5.8	$ –	$ 32.1	$ –	$ 37.9

For the year ended December 31, 1999

	Parent	CBT	Other	Eliminations	Total
Cash flows from operating activities	$ (75.2)	$ 240.7	$ 64.3	$ 84.7	$ 314.5
Capital expenditures	–	(152.2)	(229.0)	–	(381.2)
Other investing activities	(314.9)	–	55.1	–	(259.8)
Cash flows from investing activities	(314.9)	(152.2)	(173.9)	–	(641.0)
Issuance of long-term debt/(capital contributions)	962.7	(88.5)	551.4	(250.6)	1,175.0
Repayment of long-term debt	–	–	(387.1)	165.9	(221.2)
Short-term borrowings and capital leases, net	(371.4)	–	–	–	(371.4)
Issuance of common shares – exercise of stock options					
Other financing activities	(185.2)	–	–	–	(185.2)
Cash flows from financing activities	406.1	(88.5)	164.3	(84.7)	397.2
Cash flows from discontinued operations	–	–	–	–	–
Increase (decrease) in cash and cash equivalents	16.0	–	54.7	–	70.7
Beginning cash and cash equivalents	8.6	–	1.5	–	10.1
Ending cash and cash equivalents	$ 24.6	$ –	$ 56.2	$ –	$ 80.8

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

($ in millions, except per common share amounts)	First	Second	Third	Fourth	Total
2001					
Revenue	$578.3	$608.0	$597.9	$ 566.3	$2,350.5
Operating income	17.5	26.9	22.2	(237.9)	(171.3)
Loss from:					
Continuing operations before extraordinary item and cumulative effect of change in accounting principle	(34.0)	(28.7)	(27.9)	(195.6)	(286.2)
Net loss	$ (34.0)	$ (28.7)	$ (27.9)	$(195.6)	$ (286.2)
Basic and diluted earnings per common share	$ (0.17)	$ (0.14)	$ (0.14)	$ (0.91)	$ (1.36)
EBITDA	$154.7	$162.0	$165.6	$ 143.2	$ 625.5

($ in millions, except per common share amounts)	First	Second	Third	Fourth	Total
2000					
Revenue	$460.2	$497.8	$531.2	$ 560.9	$2,050.1
Operating income	(25.6)	20.7	20.1	24.0	39.1
Loss from:					
Continuing operations before extraordinary item and cumulative effect of change in accounting principle	(55.6)	(29.5)	(23.4)	(267.8)	(376.5)
Discontinued operations	0.1	0.2	0.1	(0.3)	0.2
Extraordinary item and cumulative effect of change in accounting principle	(0.8)	–	–	–	(0.8)
Net loss	$ (56.3)	$ (29.3)	$ (23.3)	$(268.1)	$ (377.1)
Basic and diluted earnings per common share	$ (0.28)	$ (0.15)	$ (0.12)	$ (1.26)	$ (1.82)
EBITDA	$ 85.0	$129.7	$137.3	$ 146.0	$ 498.0

In the first quarter of 2000, the Company incurred a charge of $0.8 million, net of tax, associated with the adoption of SAB 101 and presented as a cumulative effect of change in accounting principle (further described in Note 1 of the Notes to Consolidated Financial Statements). Revenue and expenses appearing in the above table have been restated to reflect the adoption of SAB 101 on January 1, 2000.

In the fourth quarter of 2000, the Company incurred a pretax charge of $405 million in order to write down its portfolio of minority equity investments to market value at December 31, 2000. The Company also recognized approximately $17 million in pretax gains resulting from the liquidation of the Company's investment in PurchasePro.com. The net effect of these investment losses reduced earnings per share by $1.08 in the fourth quarter.

In the fourth quarter of 2001, the Company incurred a pretax charge included in operating income of $232 million related to restructuring activities and asset impairments. The net effect of these restructuring charges reduced earnings per share by $0.69 in the fourth quarter.

19. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

The Company leases certain facilities and equipment used in its operations. Total rental expenses were approximately $42 million, $32 million and $23 million in 2001, 2000 and 1999, respectively.

At December 31, 2001, the total minimum annual rental commitments, excluding interest, under noncancelable leases are as follows:

($ in millions)	Operating Leases	Capital Leases
2002	$42.1	$11.2
2003	37.8	8.4
2004	33.8	5.4
2005	26.5	3.1
2006	19.2	2.3
Thereafter	85.0	18.3
Total	$244.4	$48.7

COMMITMENTS

The Company's Broadwing Communications subsidiary entered into a purchase commitment with Corvis Corporation, a Columbia, Maryland-based manufacturer of optical network equipment. The agreement specifies that the Company will purchase $200 million in optical network equipment from Corvis Corporation over a two-year period beginning in July 2000. As of December 31, 2001, the Company had satisfied $180 million of this purchase commitment.

In 2001, the Company's Broadwing Communications subsidiary entered into two separate agreements with Teleglobe Inc. ("Teleglobe"), a Reston, Virginia-based telecommunications company. One agreement states that the Company will sell Teleglobe $180 million of IRU services over three years. The second agreement states that over four years the Company would purchase $90 million of services and equipment from Teleglobe. Purchases under this commitment will primarily consist of international voice and data services and will be expensed as incurred. The remaining commitment will be satisfied through the purchase of equipment and collocation services. As of December 31, 2001, the Company had satisfied $25 million of its commitment to Teleglobe.

In 2001 and 2000, the Company's Broadwing Communications subsidiary entered into agreements with two vendors to provide bundled internet access to the Company's customers based on a monthly maintenance fee. As of December 31, 2001, Broadwing Communications has committed to purchase approximately $76 million bundled internet access over three years from these vendors. These services were previously purchased from other vendors on a usage basis.

20. SUBSEQUENT EVENTS

In February 2002, the Company announced an agreement to sell 97.5% of its Cincinnati Bell Directory ("CBD") subsidiary to a group of investors for $345 million in cash. The Company will maintain a 2.5% minority interest in the new company and will account for its investment in that company as a cost-based investment under the provisions of SFAS 115. The Company closed the sale of CBD on March 8, 2002.

In February 2002, the Company's corporate credit rating was downgraded by Moody's Investors Service to Ba3 from its previous level of Ba1. In March 2002, the Company's corporate credit rating was downgraded by Standard and Poor's and Fitch Rating Service to BB from its previous level of BB+. These downgrades will result in additional cash interest expense of 50 basis points

The Company's Broadwing Communications subsidiary has committed to expenditures of approximately $32 million in order to satisfy the contractual commitments with respect to its network construction projects.

CONTINGENCIES

In the normal course of business, the Company is subject to various regulatory proceedings, lawsuits, claims and other matters. Such matters are subject to many uncertainties and outcomes that are not predictable with assurance. However, the Company believes that the resolution of such matters for amounts in excess of those accounted for in the consolidated financial statements would not likely have a materially adverse effect on the Company's financial condition.

A total of 26 Equal Employment Opportunity Commission ("EEOC") charges were filed beginning in September 1999 by Broadwing Telecommunications Inc. employees located in the Houston office (formerly Coastal Telephone, acquired by IXC in May 1999) alleging sexual harassment, race discrimination and retaliation. After completing its internal investigation of the charges and cooperating fully with the EEOC, the Company and the complainants participated in a voluntary mediation proceeding conducted by the EEOC. Through the mediation process in 2000 and 2001, the Company was able to reach settlement with all 26 complainants for immaterial amounts. The Company also entered into a Conciliation Agreement with the EEOC. As this matter has now concluded with no further material exposure seen for the Company, this item will no longer appear in future Company reports unless circumstances change.

on up to $1.65 billion of the Company's $2.3 billion credit facility, thereby increasing interest expense by $6 million to $8 million annually. In the past, the credit facility was secured only by a pledge of the stock certificates of certain subsidiaries of the Company. Upon the downgrades, the Company became obligated to provide certain subsidiary guarantees and liens on the assets of the Company and certain subsidiaries in addition to the stock certificates of the subsidiaries.

In March 2002, the Company obtained an amendment to its $2.3 billion credit facility to allow for the sale of CBD, exclude charges related to SFAS 142, increase its ability to incur additional indebtedness and amend certain defined terms.

DIRECTORS AND OFFICERS

DIRECTORS

James D. Kiggen[1,4]
Chairman of the Board of the Company

Lawrence J. Bouman[2]
Consultant,
Former Executive Vice President,
Qwest Communications
International, Inc.

Phillip R. Cox[2,3]
President and Chief Executive Officer,
Cox Financial Corp.

J. Taylor Crandall[3]
Managing Partner,
Oak Hill Capital Management, Inc.

Richard G. Ellenberger[1]
President, Chief Executive Officer and
Chairman-Elect of the Company

William A. Friedlander[1,2,4]
Chairman, Bartlett & Co.

Karen M. Hoguet[2]
Senior Vice President and
Chief Financial Officer,
Federated Department Stores, Inc.

Daniel J. Meyer[3,4]
Retired Chairman and
Chief Executive Officer,
Milacron Inc.

Mary D. Nelson[2]
Retired President, Nelson & Co.

Carl Redfield[3]
Senior Vice President
Manufacturing and Logistics,
Cisco Systems, Inc.

David B. Sharrock[1,3,4]
Consultant,
Retired Executive Vice President and
Chief Operating Officer
Marion Merrell Dow Inc.

John M. Zrno[4]
Former President and
Chief Executive Officer,
IXC Communications, Inc.

Committees
1 Executive Committee
2 Audit & Finance Committee
3 Compensation Committee
4 Governance & Nominating Committee

OFFICERS OF BROADWING INC.

James D. Kiggen
Chairman of the Board of the Company

Richard G. Ellenberger
President, Chief Executive Officer and
Chairman-Elect of the Company

Kevin W. Mooney
Chief Operating Officer

Jeffrey C. Smith
Chief Human Resources Officer,
General Counsel and
Corporate Secretary

Michael W. Callaghan
Senior Vice President,
Corporate Development

Mary E. McCann
Senior Vice President, Corporate Finance

Matthew W. Booher
Vice President, Investor Relations

Robert C. Coogan
Vice President, Internal Audit

Thomas G. Osha
Vice President, Communications and
Public Relations, Chief of Staff

Mark W. Peterson
Vice President, Treasurer

James H. Reynolds
Vice President, Controller

David A. Torline
Chief Information Officer

OFFICERS OF PRINCIPAL SUBSIDIARIES

BROADWING COMMUNICATIONS

Richard D. Calder Jr.
President, Business Markets

Mark H. Gamble
President, Broadband Services

Jack L. Gihaerter
President, Business Enterprises

Michael R. Jones
Chief Technology Officer

Jeffrey A. Lackey
President, Broadwing
Technology Solutions

Maxine L. Macon
Chief Services Officer

Michael L. Rush
President, National Accounts

Thomas L. Schilling
Senior Vice President, Finance and
Administration

CINCINNATI BELL

John F. Cassidy
President and Chief Operating Officer

Charles R. Burke
Vice President, Information Technology

Linda S. Shank
Vice President, Emerging Markets

Dennis R. Mikel
Senior Vice President,
Network and Operations

Brian G. Keating
Vice President, Human Resources

David A. Kent
Vice President,
Strategic Business Markets

Brian A. Ross
Senior Vice President,
Finance and Accounting

Carl G. Youngemann
Vice President, Consumer Market

Richard A. Ryerson
Vice President, Logistics

Kevin B. Ham
Vice President, Business Development

Michael B. Dandenureau
Vice President, Product
Management and Development

Design by Addison www.addison.com Major photography by Tom Rogowski

ANNUAL MEETING

BROADWING INFORMATION

ONLINE:

BY PHONE:

BY U.S. MAIL

YOUR BROADWING SHARE ACCOUNT

TRANSFER AGENT AND REGISTRAR

STOCK PURCHASE PLAN

A FOND FAREWELL

After 19 years of service as Director of the Company, for the benefit of our employees, our shareholders and our industry, Jim Kiggen, our Chairman, is retiring. In fact he holds the distinction of being Broadwing's first Chairman of the Board. His insight, guidance and support have been essential to our growing success, and will be missed. All of us at Broadwing wish him well and thank him for his many contributions.



201 East Fourth Street
Cincinnati, Ohio 45202

513 | 397-9900

www.broadwing.com